PART II

INFORMATION TO BE INCLUDED IN REPORT

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements. All statements other than statements of historical facts contained in this document, including statements regarding our future results of operations and financial position, business strategy, and likelihood of success and other plans and objectives of management for future operations, and future results of current and anticipated products are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “aim,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this document are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this document and are subject to a number of risks, uncertainties and assumptions (“Risk Factors”) no matter whether these Risk Factors are described in this document or not. Forward-looking statements are subject to inherent risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, new risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties that we may face. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

Item 1. Business

Overview

UC Asset LP is a limited partnership formed on February 10, 2016, under the laws of the State of Delaware. Our principal office address is 537 Peachtree Street, NE, Atlanta, GA, 30308. We have an executive office at the address of 7408 Apply Valley Rd, Edmond, OK, 73034.

The business purpose of our Partnership is to invest in real estate for capital appreciation, primarily from the appreciation of property value, with cash rental income as supplementary revenue to increase our capital return.

Our business strategy is to invest in properties that are considerably undervalued or have considerable potential to appreciate in the near future. This often involves innovative investment models, under which we will invest in emerging industries where the property value is expected to experience dramatic increases, due to the emergence of new technologies, new economic factors, and/or new regulations.

Prior to the year 2023, the Company had invested in residential properties, a piece of farmland, and a historic landmark building. As of and by date of this Offering Circular, the majority of the Company’s portfolio consists of these investments.

Starting from the year 2023, the Company has shifted its primary business focus to investing in “cannabis properties” or “cannabis real estate”, which, by our definition, refers to real estate properties used to cultivate cannabis plants with intention of producing legalized medical or recreational cannabis flower products. Generally, the term “cannabis real estate” also includes other real estate properties such as retail spaces for cannabis dispensaries, industrial facilities for processing and purifying cannabinoids, and manufacturing spaces for producing cannabinoids-containing products. However, we do not, and have no intention to, invest in any other kinds of cannabis real estate besides properties for cultivation.

In this Annual Report, the term “cannabis properties” or “cannabis real estate” will specifically refer to cannabis cultivation facilities, unless otherwise stated.

Our partnership is managed by our general partner, UCF Asset LLC, under the terms of our Partnership Agreement. Except for limited conditions defined in our limited partnership agreement, UCF Asset LLC as general partner has authority to exercise full management of our partnership. Limited partners are passive investors and have limited power over our partnership and our general partner.

General Partner

UCF Asset LLC is a limited liability company formed on January 26, 2016, under the law of the State of Georgia. The principal office of our general partner is the same as that of our partnership.

The individuals who, directly or indirectly, own and control our general partner are “Larry” Xianghong Wu with a 90% interest and Jason Cunningham with a 10% interest. Larry Wu is the managing member of our general partner.

UCF Asset LLC does not engage in any business activities other than managing our partnership.

The general partner may be removed, upon consent of the limited partners representing at least sixty-six and two-thirds percent (66 2/3%) of the outstanding common units voting as a single class, where (i) the general partner has been convicted of fraud, embezzlement, or a similar felony by a court of competent jurisdiction in a final judgement, or (ii) the general partner materially and willfully breaches our limited partnership agreement.

The general partner may, at any time, assign all or a portion of its partnership interest to any persons and, in the general partner’s sole discretion, admit the persons as an additional or substitute general partner.

Narrative description of business

The business purpose of our Partnership is to invest in real estate for capital appreciation, primarily from the appreciation of property value, with cash rental income as supplementary revenue to increase our capital return.

Our business strategy is to invest in properties that are considerably undervalued or have considerable potential to appreciate in the near future. This often involves innovative investment models, under which we will invest in emerging industries where the property value is expected to experience dramatic increases, due to the emergence of new technologies, new economic factors, and/or new regulations.

Cannabis Property Investment

As of and by December 31, 2024, our major business focus is to investing primarily in cannabis properties. To our knowledge, we are one of only four SEC (“Security and Exchange Commission”)-reporting public companies investing in cannabis properties. The other three are Innovative Industrial Properties, Inc (NYSE: IIPR), Power REIT (NYSE/American: PW), and NewLake Capital Partners, Inc (OTCQX: NCLP).

Our First Cannabis Property: Apple Valley

In May 2023, we made our first cannabis property investment by acquiring 50% ownership of Apple Valley Property, paying $1.0 million in cash and $600,000 in Series B Preferred Units. Subsequently, we acquired the rest 50% ownership of this property in March 2025, paying $500,000 in cash and $1.0 million in Series B Preferred Units. As a result, we have paid a total amount of $1.5 million in cash and $1.6 million in Series B Preferred Units for this property.

This property is a 100% indoor growing facility, equipped with fully computerized control of critical environment factors, including light exposure, temperature, humidity, carbon dioxide level, irrigation and fertilization. It has approximately 16,550 square feet of growing space, plus a detached office building of 1,550 square feet. Located in Edmond, a suburban town in the metro Oklahoma City area, this property is 20 miles from downtown Oklahoma City and 30 miles from its primary airport.

Since April 2024 and for the rest of the year, we received $12,000 in net cash income from this portfolio each month, realizing an annualized cash-by-cash ROI is 14.4%. Our monthly net rent from this property will increase to $13,000, after the acquisition of its 100% ownership in March 2025. Monthly rent will increase to $16,000 since January 2026, according to our lease with the current tenant. From then on, monthly rent will increase by 5% every 24 months.

Planned Expansion of Our Cannabis Property

We plan to launch a secondary public offering (“SPO”) through Reg A in the coming weeks. We plan to raise up to $10 million from the SPO, through issuing Series C Preferred Units, which will be entitled to an 8% per annum preferred dividend (subject to profitability) , and will be eligible to convert into common units at the conversion price of the lower of i) $1.00 per unit; or ii) the most recent audited net book value per unit.

Please refer to our offering circular, which will be filed within a few weeks, for more information about our SPO and Series C Preferred Units.

The majority of the capital raised from the SPO will be used to acquire or build more cannabis properties. In March 2025, we have entered into an MOU to acquire two compounds of cannabis properties located in Edmond, OK, totaling about 38,000 square feet.

Other Real Estate Investments

Other Real Estate Property Investments

Prior to the year 2023, the Company had invested in residential properties, farmlands, and historic landmark buildings. As part of our business plan to shift our focus to cannabis real estate, we have been exiting our non-cannabis investments since 2023. We sold a piece of farmland for $1.9 million in January 2023, and sold a residential lot for $340,000 in July 2024.

As of and by the date of this filing, we still hold one residential property of a historical value of approximately $981,000. We plan to sell this property when the market condition improves.

Historic Landmark: The Rufus Rose House

In the third quarter of 2021, the Company, through its wholly owned subsidiary Atlanta Landsight LLC (“ALS”), acquired the historic Rufus Rose House in Atlanta, GA. The property is a federally registered historic building as it is the oldest residential property and the only standing Victoria-style mansion in downtown Atlanta. After acquisition, ALS partially renovated the interior of the building, which includes replacing and reinforcing a significant part of its wooden framework. The original concept was to renovate it into a boutique office building.

In January 2024, ALS entered into a joint-venture agreement with Vaycaychella Inc (“VAYK”), to develop this property into a boutique Airbnb. Under the joint-venture agreement, ALS spun off the management of the renovation, as well as the daily operation of the Rufus Rose House, to VAYK. ALS still holds the title of the property, but VAYK is entitled to receive 20% of net proceeds generated from either the continuous operation of the property, or from the sale of the property. VAYK may receive additional revenue from the project, if it invests capital into the joint venture. The additional percentage of VAYK’s profit allocation will be calculated proportionally according to the amount of capital VAYK invests, if any.

According to a news release by VAYK, “Rufus Rose House is a unique historic treasure and has unrivaled value as a short-term rental. Not only its stunning and aged beauty, both interior and exterior, will appeal to tourists and vacationists who appreciate its antique value, but also its location is ideal for short-rental business. It sits on one of the busiest streets in downtown Atlanta, only one block from the tallest downtown building (the Bank of American Tower), and within walk distance of a numerous local attractions, including the historic Fox Theater. In the year 2023, downtown Atlanta received 71.3 million visitors. Tourism to Atlanta is expected to explode as the city hosts the FIFA world cup in 2026.

In addition, the city of Atlanta has started a grand project with $157 million of federal funds, called “the Stitch”, which is only two blocks from Rufus Rose House. The Stitch (https://thestitchatl.com/) is a transformational civic infrastructure investment committed to reconnect Downtown and Midtown Atlanta. The North boarder of the Stitch project is only two blocks from the Rufus Rose House. According to the official website of the Stitch, it is expected to stimulate $2-3 billion in private real estate investments in surrounding neighborhoods. We believe that such improvements could enhance the value of the Rufus Rose House.

Investment in Other Real Estate Companies

The Company also holds two convertible notes of a total principle amount of approximately $564,000 in a real estate management company, Vaycaychella Inc. (OTC: VAYK). These include a note in the principal amount of $414,000, carrying a 12% annual interest rate and maturing on July 31, 2025, and another note in the principal amount of $150,000, carrying a 10% annual interest rate and maturing on July 05, 2025. VAYK is a real estate management company specializing in developing and managing short-term rental properties.

Non-Real Estate Investments

The Company may from time to time invest less than 10% of its net assets in non-real estate investment products. Currently, the Company holds a $200,000 promissory note from Curative Technology Inc (OTC: CURA). The Note matures on September 30, 2025. The management of Curative, including its CEO, CFO and a board member has provided personal guarantees for the collection of the monthly payment on this note.

As of and by the end of December 2023, we have received payments in the aggregate amount of $45,000 including monthly interests and penalties. Starting from January 2024, we have set aside all monthly interests received from this Note as an impairment reserve against the principal of the Note. As of and by the end of December 2024, we have set aside $36,000 of impairment reserve from interests received.

Competitive Position in the Industry and Methods of Competition

The following analysis is based on our knowledge of our own business as well as publicly available information. Our knowledge of our own business may be biased, and the public available information we rely on may contain mistakes, or we may have misinterpreted them. Investors shall not rely on our analysis below to make any investment decisions.

 ROI of Our Cannabis Portfolio, in Comparison to Our Peers

By the end of year 2024, we had invested $1.0 million into our cannabis portfolio. Since April 2024 and for the rest of the year, we received $12,000 in net cash income from this portfolio each month, realizing an annualized cash-by-cash ROI is 14.4%.

At this moment, our non-cash investments in cannabis properties, in the form of Series B preferred shares issued for acquisition, have no impact on the ROI allocated to our common shareholders, because holders of the Series B preferred shares will not be allocated any profit or loss. In the future, these preferred shares may be eligible for conversion into common shares. The terms of conversion are designed to ensure that our expected net cash income from related cannabis properties will increase proportionally, so that ROI allocated to our common shareholders, after the conversion, will remain the same.

For the reason above, we believe cash-by-cash ROI can be used as an effective measurement of our total ROI allocated to common shareholders, as far as our cannabis portfolio is concerned.

Based on publicly available information, we believe that our cannabis portfolio ROI was significantly higher than industry average. For example, Players Club Capital stated in January 2025 that “Cap rates for (cannabis cultivation) properties typically range from 7-10%” (https://www.playersclub.capital/blog/cannabis-properties-offer-investors-higher-cap-rates). We also believe that our ROI is higher than the ROI of similar portfolios held by any other public companies during the year 2024, based on our interpretation of their SEC filings. To our knowledge, there other currently three other SEC reporting public companies investing in cannabis properties. However, we may have misinterpreted their filings, so we strongly recommend investors to conduct their own research on this matter. Further, even if our portfolio did outperform our peers, there is no assurance that we will continue doing so.

However, our past performance does not constitute assurance that our portfolio will continue to perform at the same or similar level, or that our portfolio will continue to outperform portfolios held by other companies.

For the year 2025, we expect our cash-by-cash ROI from cannabis portfolio will decrease to 12.1% due to a rental credit applied to the tenant. Based on our executed lease with the tenant, we expect the ROI returning to 14.4% for the fiscal year 2026, and will increase to 15.1% in 2027 and 15.9% in 2029.

Our Cannabis Investment Strategy, and Its Competitive Advantage

We believe we have developed an investment strategy which is distinguishable from those of most cannabis property investors, public or private. We believe our strategy has proven to be successful, and will continue to produce satisfying results, although there is no assurance of this.

1.	We invest when the cannabis industry is likely to be at a periodic low point

Members of our management team has been following the development of legal cannabis industry from as early as 2013. Yet when our Company was founded in 2016, we decided that cannabis industry was in a “wild west” phase, and, despite the potential for higher gains, investors would be exposed to higher risk of uncertainty, which outweighed the benefits for smaller investors like us. In 2020, we observed that the industry was maturing. However, after further research, we determined that cannabis properties were overpriced in most regions and held back our investments. This action helped us dodge the sharp drop in cannabis property prices during 2021-22.

In the year 2023, we concluded that cannabis property prices had possibly reached their periodical low. Meanwhile, the industry reached a stage of maturity where the risk of uncertainty was more acceptable. We made our first investment in May 2023 and increased our investment in March 2025.

We believe the next 12-18 months may present periodic low entry points to cannabis property investors.

2.	We invest in “premium” properties featuring advanced technologies

We have observed that, in the earlier stage of US cannabis industry, when the profit margin of cannabis products was much higher, investors intended to build “low-tech” growing facilities, which required less capital and less time to complete, enabling investors to get their products to the market faster and cheaper. For investors who wanted to maximize their short-term returns, this appeared to be a reasonable strategy.

In contrast, we chose to invest in “premium” properties, i.e., cultivation facilities designed to achieve comprehensive control of environment, including light exposure, temperature, humidity, carbon dioxide level, irrigation, and fertilization. The environmental control is computerized and can be programmed to accommodate different cannabis strains for higher yields and better quality. “Premium” properties usually require higher initial investments per square foot to construct.

The primary drawback of “low-tech” growing facilities, in our opinion, is their inefficiency in cultivating. This inefficiency results in their marginal costs for continuous operation being significantly higher compared to those of “premium” properties. When cultivating top-shelf and high-quality cannabis strains, the comparative advantage in marginal operation cost of “premium” properties is more remarkable, based on our own case studies.

Average cannabis product prices, over the past few years, have experienced continuous decline. Consequently, growers with higher marginal operating costs found it difficult to stay profitable, and many of them were compelled to exit the market. Meanwhile, growers operating out of “premium” properties have been gaining market shares, thanks to their ability to maintain lower marginal costs. This will potentially increase the demand for “premium” properties and may subsequently increase the return of investment in “premium” properties.

Another potential benefit from investing in “premium” properties is rooted in the shift of consumer preference. Recent data shows that consumers have increasingly favored flower products, including dried flowers and pre-rolls. The shift to follower products (dried flowers and pre-rolls) may further increase the demand for “premium” properties. Non-flower products can usually be made from cannabinoids extracted from low-grade cannabis strains, but flower products, especially high-quality ones, can only be cultivated cost-efficiently from “premium” properties.

3.	Instead of diversification, we emphasis on long-term partnerships with few selected tenants

“Diversification” is a widely-recognized principle for investing. We believe, however, it should not be applied to cannabis property investments in the current evolving stage of the industry.

When an industry has a high failure rate, investors who diversified their investments must make exorbitant profits from a few successful ventures, in order to offset their losses from the majority of failed ones. However, property investors do not receive extra profit when a tenant/grower becomes highly successful, as the rent is usually in a fixed amount and not linked to the tenant’s profit. Meanwhile, if a tenant fails, the property owner may lose all the rental income. Based on the above argument, the strategy of diversification, mathematically, does not work for property investors in an emerging industry.

The above argument suggests that a more effective strategy than diversification is to be selective and invest only in properties with tenants who are likely to be among the top 3% of growers that will ultimately succeed. This is the strategy we have followed, and will continue to follow.

In the 12 months prior to making our first cannabis property investment, we made phone calls to about 500 growers and interviewed dozens of them, and engaged in detailed discussion with a selected group, before we finally chose our current tenant partner, Fire Ranch Farms.

Fire Ranch Farms claims that it has “a vision to be the number one indoor cannabis grower and supplier in the state (of Oklahoma)”. With a focus on exotic, craft grown, hand trimmed, and genetically superior strains, they have developed “an innovative indoor growing process” to cultivate “only top shelf flower from the best genetics using (their) own proprietary pheno types” (Source: Fire Ranch website: https://www.fireranchok.com/about).

4.	We applied creative financial engineering and improved “sale-leaseback”

As a critical part of forming long-term partnerships with tenants, we used financial engineering to form creative deal structures, under which our tenants will be motivated to align their interests with ours for the long run.

This structure stemmed from our observation of a notable drawback of the popular “sale-leaseback” model in cannabis property investment. Under the traditional “sale-leaseback” model, investors pay a lump-sum to buy out a property from a grower, and then lease it back to the grower. However, growers sometimes lose interest in continuous operations if they have realized significant profits from selling their property.

To motivate tenants/growers to commit to the desired long-term partnership, we create deal structures under which growers who sell properties to us will only realize profit from the continuous success of our business. One option is to acquire properties not with cash, but with securities that will realize more value for growers when they succeed in continuous operation.

We have applied this model to our first acquisition of the Apple Valley Property. The property, according to two different and independent licensed appraisers, had a fair market value of $3.2 million and a replacement cost value of $3.4 million by March 2025, when we acquired complete ownership of the property from the current tenant, for a total consideration of $3.1 million. Not only were we able to acquire the property at a price lower than its appraised fair market value, but we also paid only $1.5 million in cash, with the remaining $1.6 million paid by issuing Series B preferred shares in our company. The value of Series B shares is linked to our long-term business performance, which is attributed in part to rental income from and value appreciation of our cannabis property portfolio.

5.	Geographically, we prioritize long-term competitiveness in productivity over local market size

We believe it is reasonable to expect full-scale or partial-scale legalization of medical and/or recreational cannabis use at the federal level in the next few years. There is no assurance that this will occur, but if it does, most cannabis properties will be operating in a (fully or partially) federal legalized market, for the rest of their life cycle which may be several decades. Therefore, when assessing the potential for value appreciation of cannabis properties, we should consider their potential competitiveness in a federally legalized, nationwide market.

For this reason, we choose to invest in regions where cannabis growers may have competitive advantages, if they will compete on a nationwide market.

According to our research, cost of property construction, electricity and labor are three major costs in cannabis cultivation. We researched into data of average costs across the states regarding these three major categories. Based on the research results and other factors, we have chosen the State of Oklahoma as our first geographic focus to build our cannabis property portfolio. We may choose to expand into one or two other states if we believe these states also present great potential for cannabis growers to achieve long-term competitiveness.

Number of Employees

As of December 31, 2023, the Company has two full-time employees, who are the two members of our General Partner, UCF Asset LLC. The Company has one part-time employees namely an accountant.

Reports to Security Holders

The Company files regular reports, i.e., 1-Ks and 1-SAs, under Regulation A - Conditional Small Issues Exemption from the Securities Act of 1933(the “Securities Act”) on the EDGAR platform.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. The address of that site is http://www.sec.gov

Specifically, our reports can be found at:

https://www.sec.gov/edgar/browse/?CIK=1723517

Item 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this Annual Report. Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We have been profitable for most years since our incorporation in the year 2016. We have been profitable consecutively for the most recent two years, with net profits of $0.03 and $0.02 per share for the year 2024 and 2023, respectively.

In general, the whole real estate industry has slowed down over the past two years, due to higher interest rates and other factors. According to the National Association of Realtors, 2023 was the weakest year for existing U.S. home sales since 1995, and 2024 home sales was only slightly higher than in 2023 but still at a historically low level. This has negatively impacted our overall return on investment.

Meanwhile, our investment in cannabis property performed well in the year 2024. We received an annualized distribution of 14.4% from our cannabis investment, since April 2024. Based on what we have learnt from the filings of other US public companies, our investment in cannabis property has likely the best performance among any cannabis property portfolios held by a US public company.

We intend to expand our investments in cannabis properties and intend to raise capital for this business purpose.

Material Changes in Financial Statements: 12-month period by December 31, from 2023 to 2024

Change of Annual Revenue and Gross Profit

Total revenue decreased to approximately $513,000 in the fiscal year 2024, from approximately $1.81 million in the fiscal year 2023. This decrease was primarily the result of a decrease in our real estate sales.

	2023	2024
INCOME
Sales of real estate	$1,813,600	$340,000
Other real estate based income (dividends etc.)	-	$173,168
Total income	$1,813,600	$513,168
Total Cost of sales	$1,350,000	$351,733
Gross Margin	$463,600	$161,435

Our business model is to invest in real estate for capital appreciation. We are not a builder or developer and are under no pressure to sell any property in our portfolio (inventory) unless we desire to. Usually, we will only sell a portfolio property to realize our investment gain when we believe it has reached its desired level of value appreciation. Otherwise, we will hold on to our portfolio properties in expectation of further appreciation. Since the real estate market was slow in 2024, we decided that it would be better to hold on to our portfolio properties and did not actively pursue selling most of them.

Change of Operating Expenses

	2023	2024
OPERATING EXPENSES
Management fees	$111,970	$102,481
Professional fees	144,889	49,847
Other operating expenses	111,305	85,502
Depreciation	833	-
Total operating expenses	$368,245	$237,830

For both the year 2023 and 2024, we continued committing us to reduce our operating expenses, and had successfully cut our expenses across the board. We reduced our operating expenses by another 35%, from approximately $368,000 to approximately $238,000. This was on top of a 38% reduction from $609,000 in the year 2022. Overall, we have cut our operating costs by 61% in the past two years.

We believe that this reflects the efficiency of our management in cost control.

In particular, our management team reduced their management fee by approximately 46%, from approximately $188,000 in the year 2022, to approximately $112,000 in 2023, and then to approximately $102,000 in 2024.

Change of Profit Per Unit

For the fiscal years of 2023 and 2024, our gross profit is approximately $594,000 million and $161,435 respectively. Despite that our gross profit was significant lower, our net income for the year 2024 is slightly higher. This is primarily because we took an impairment reserve of $120,000 on our long-lived-asset in 2023. However, we turned things around and sold that long-lived-asset, and therefore not only reclaimed the impaired amount but posted a net gain in marketable securities of $130,000.

Period end	Gross Profit	Per Common Unit *	Net Income	Per Common Unit *
December 31, 2023	$594,364	$0.11	$104,116	$0.02
December 31, 2024	$161,435	$0.03	$132,410	$0.02

*	Based on the fact that preferred units were not allocated any gross profit or net income for the concerned fiscal years.

Other Material Changes in Financial Statements

None for the reporting period.

Liquidity and Capital Resources

Cash Flows

As an investor, we usually do not manage the daily operation of any of our portfolio property. Except for some insignificant and non-material operative activities, we intend to form partnerships with third party operators or managers to conduct our daily business. We usually require the third party to bear related operating costs.

Meanwhile we are applying a disciplined investment strategy, under which we will usually make new investments only when we have cash available.

Under such a business model, we don’t usually have a significant amount of cash commitments, except for 1) management fees and professional fees, which are usually stable and predictable period-to-period; and 2) due amount of our debt financing.

Despite the limited amount of cash commitments, we believe that the cash reserve of the Company had dropped to a concerning level of $3,131, by the end of the year 2023. Management made several attempts to increase our cash position, including to borrow short-term loans. By the end of the year 2024, our cash position improved to $9,984. This is still a concerning level of cash reserve, in the opinion of our management. Management has continued and will continue to work and improve our cash position in the year 2025.

12-month period changes from 2023 to 2024

	Fiscal Year Ended December 31, 2023	Fiscal Year Ended December 31, 2024
Net cash provided by (used in) operating activities	$208,727	$(13,606)
Net cash provided by (used in) investing activities	$(65,697)	$14,002
Net cash provided by (used in) financing activities	$(308,854)	$6,457
Cash at beginning of period	$168,955	$3,131
Cash at end of period	$3,131	$9,984

Net Cash (Used in) Provided in Operating Activities

Net cash provided by (used in) operating activities changed from $208,727 to $(13,606), mostly reflecting the decrease in our operating revenue, which resulted in a decrease in operating profit.

Net Cash (Used in) Provided by Investing Activities

Our net cash provided by investing activities is primarily the result of cash received from divesting our existing portfolio assets (including properties and loans), reduced by cash used for investing in new portfolio assets. In the year 2024, we received less cash from divesting our portfolio assets than in the year 2023, and we also invested less cash into portfolio assets, which resulted in a net cash flow of $14,002 in the year 2024, in comparison to the net cash flow of $(65,679) in the year of 2023.

Net Cash Provided by Financing Activities

For the fiscal year 2023, net cash provided by financing activities was primarily the result of paying off a construction loan of $400,000, plus borrowing a private loan of $50,000.

For the fiscal year 2024, net cash provided by financing activities reflected primarily the payment on interests of private loans we borrowed during the period.

Commitments and Contingencies

1.	Management Fee

We pay quarterly management fees to our general partner, UCF Asset LLC. Management fees are calculated at 2.0% of assets under management (AUM) as of the last day of our preceding fiscal year. The value of AUM was determined using fair market value (FMV) accounting, according to the bylaw (limited partnership agreement) of the Company.

Starting from the year 2023, we have changed the method of calculating AUM to historical cost, with the intention to reduce management fees. As a result, management fees were reduced by approximately 40%, from approximately $188,000 in the year 2022, to approximately $112,000 in the year 2023. It is further reduced to approximately $102,000 in the year 2024, due to the fact that the Company held 10% of management interest itself and was reimbursed 10% of the management fee.

2.	Private Debts

In February 2023, we paid off a construction loan of $400,000 and became debt free. In November 2023, we borrowed a private loan of $50,000, which was paid off in March 2024. We also borrowed and paid off a short-term loan of $120,000 during the fiscal year.

As of and by December 31, 2024, the Company has only one outstanding debt, which is a promissory note issued to Barry Ginsberg, of a principal amount of $60,000 and bearing an interest rate of 12%.

Capital Resources

Since our inception, we have funded our operations primarily through the sale of limited partner interests sold in private placements, including through three rounds of private placement prior to our public offering. Our Initial Public Offering pursuant to the requirements of Regulation A plus was closed on October 12, 2018. The net proceeds of capital raised in the offering was approximately $1.15 million.

Since March 2020, we have not raised any capital. The Company bought back shares from a number of investors for a total amount of approximately $90,000, in the year 2021. The Company also redeemed $300,000 series-A preferred shares in July 2022. We made a $544,000 distribution in the year 2022. Altogether, our available capital has decreased by $934,000 since the year 2021.

In 2023 and subsequently in 2025, the Company issued a total amount of $1.6 million preferred shares to acquire a piece of property. From the perspective of capital formation, the seller made in-kind capital contribution of $1.6 million into our Company.

The Company is currently filing this circular with the intention of raising capital through a public offering of its partnership interests. Prior to or after the planned public offering, the company may raise more capital through private offerings of its partnership interests. There are no guarantees, however, that the Company will be able to do either the public offering or any private offerings.

Debt financing

As of and by December 31, 2024, the Company has only one outstanding debt, which is a promissory note issued to Barry Ginsberg, of a principal amount of $60,000 and bearing an interest rate of 12%.

Trend information

The following discussion covers some significant trends or uncertainties affecting our business during the reporting period, in our industry, or to the macro economy, which had impacts on our continuing operations, particularly on our portfolio investments.

Interest Rate May Remain at Relatively High Level

The Federal Reserve has raised interest rate multiple times since the year 2021. High interest rates have slowed down the real estate market. According to a report published in January 2024, by the National Association of Realtors, existing U.S. home sales totaled $4.09 million in 2023, an 18.7% decline from 2022. That is the weakest year for home sales since 1995 and the biggest annual decline since 2007, which was the start of the housing slump of the late 2000s. In September 2024, the Federal Reserve has cut the interest by 50 points, followed by two more interest cuts of 25 points each in November and December 2024, respectively. However, interest rate still remains at relatively high level, and may continue so in the foreseeable future.

Unit Pricing for Regulated Cannabis Products

Many states continue to experience significant declines in unit pricing for regulated cannabis products, with that decline more pronounced in certain states than in others, which compresses operating margins for operators. As a result, certain regulated cannabis operators have been consolidating operations or shuttering certain operations to reduce costs, which if prolonged, could have a material negative impact on operators’ demand for cannabis properties.

Prospects of Cannabis legalization under Trump Administration

For the past two decades, the U.S. federal government, including its legislative and executive branches, have been advocating measures to legalize certain activities pursuant to the cultivation, transportation, transaction and consumption of cannabis products. In addition to other moves, under the leadership of former President Joe Biden, the Department of Justice published a notice of proposed rulemaking (NPRM) on May 21, 2024, to transfer marijuana from schedule I of the Controlled Substances Act (CSA) to schedule III of the CSA. However, this rule change was not finalized under Biden presidency.

During his 2024 campaign, President Trump expressed support for cannabis legalization. In addition to moving marijuana from schedule I to schedule III of CSA, he also advocated for recreational legalization in Florida, and for allowing more bank services to be provided to cannabis businesses. Although it may not be one of his top policy priorities, we believe that President Trump will take actions toward partial legalization before the end of his first year.

Critical accounting estimates

We have no critical accounting estimates for the foreseeable future.

Item 3. Directors and Officers

The operation of our partnership is managed by our general partner. As of and by March 31, 2025, we do not have any other directors, officers, or significant employees. The following are all members of our general partner and their respective ages and positions as of March 31, 2025.

Name	Position	Age	Since
“Larry” Xianghong Wu	Major Member of General Partner	55	formation in January 2016
Jason D. Cunningham	Minor Member of General Partner	54	January 2025

Dr. “Larry” Xianghong Wu has been the member of majority interest of UCF Asset LLC since its formation in January 2016. Between 2012 and 2016, he was the founder and chief executive officer of Shanghai Heqing Asset Management LP, a limited partnership based in Shanghai, China, focused on Chinese investments in the U.S., particularly real estate. Between 2011 and 2012, he was chief executive officer of EHE Capital, a Chinese PE fund managing a portfolio of approximately $1 billion, mostly in real estate. Between 2009 and 2011, he worked at Cisco Systems, Inc. as a vice president in charge of Cisco’s strategic business transformation in China. Dr. Wu has served as policy advisor and counselor to the Chinese government and officials. He also served as a Board Member of Finance and Investment of the Capital Club in China from 2009 to 2013.

Jason D. Cunningham has 30+ years of management expertise in medical and real estate industry, and currently oversees our operation of cannabis properties. Prior to becoming a member of our general partner, he managed our operation of medical cannabis properties in metropolitan Oklahoma City area. He is the founder of Fire Ranch, a multi-site collective of over two dozen indoor commercial medical cannabis properties, as well as the founder of Fire Ranch Farmacy, a retail outlet for Medical Grade Cannabis and Cannabis products. Jason graduated from the University of Oklahoma (1994) with Degrees in Zoology and Chemistry, and spent 22 years with Bristol Myers Squibb/Celgene in Hematological Oncology, specializing in B cell Malignancies.

Previous Members of Management Team

Gregory Bankston served as managing member of UCF Asset LLC since its formation in January 2016 till December 2023. He is a seasoned real estate broker and property manager. In April 2023, Mr. Bankston quit his position as a managing member for personal reasons, but he remains a member of UCF Asset LLC. In April 2023, Mr. Armstrong was hired as manager of UCF Asset LLC. In December 2023, Mr. Bankston transferred his membership interest in UCF Asset LLC to Mr. Armstrong, and ceased being a member of our general partner.

Jason Armstrong served as managing member of UCF Asset LLC between December 2023 to December 2024. He had previously worked as a contracted project director for UC Asset since the year 2021. He is the founder and manager of EES Contracting, which he started in 2004 as a site development company, and expanded into a licensed new construction and high-end remodeling business in the year 2008. Mr. Armstrong also worked as a project management consultant to multiple real estate investment groups between 2012 and 2018.

Audit Committee

Our Company is a limited partnership and is not required to establish a board of directors. However, we were still required by the rules of OTCQX, on which we used to be quoted, to set up an Audit Committee. In February 2019, the Company resolved to establish an Audit Committee. Starting from July 01, 2019, we have admitted two Audit Committee members who both are independent.

Starting from the beginning of 2022, the Company changed its quoting platform from OTCQX to OTCQB. As a result, the Company was no longer required to have an Audit Committee. In September 2022, we dissolved and terminated our Audit Committee.

Compensation of Directors and Executive Officers

The operation of our partnership is managed by our general partner, UCF Asset LLC. Our partnership does not have any other directors or officers who receive compensation.

We pay management fees quarterly to our general partner. Management fees are calculated at 2.0% of the fair market value of assets under management as of the last day of our preceding fiscal year. The fee is paid quarterly. Management fees for the fiscal year 2023 and 2024 were approximately $112,000 and $102,000, respectively. In addition, the General Partner will receive 20% of all distributions the Company makes above a “hurdle rate”. See “Distributions”.

In addition to the management fee, we reimburse the general partner for standard expenses it may incur in managing the Company in accordance with our limited partnership agreement. These reimbursable expenses include: organizational expenses; fees for accountants, attorneys, auditors, and other professionals; expenses associated with partnership taxation reporting; operational expenses including insurance, valuation reports, and real estate brokerage commissions; and government filing fees and costs.

Item 4. Security Ownership of Management and Certain Security holders

As of and by the date of March 31, 2025, there were no other unit holders to our knowledge that beneficially owns more than 5% of our common units except for one investor who owned approximately 5.52%. The managing member of UCF Asset, LLC, “Larry” Xianghong Wu, beneficially owns 195,603 of our common units (3.57%). The other member of UCF Asset LLC, Jason D. Cunningham, beneficially owns 500,000 of our series B preferred units.

The general partner is entitled to 20% of all distribution to be made by the Company after the common unit holders receive a return equal to the Company audited book value. See “Distribution”.

As of the by the date of March 31,2025, the security ownership of certain beneficial owners and management of our company is listed as below:

Beneficial Owner	Title	Security	Amount	Percentage of Same Type of Securities
Ying Huang	None	Common Units	302,667	5.52%
Officers and Directors:
“Larry” Xianghong Wu	Major Member of General Partner	Common Units	195,603	3.57%
Jason D Cunningham	Minor Member of General Partner	Series B Preferred Units	500,000	100.00%

On April 01, 2025, Jason Cunningham was issued an extra 833,334 shares of Series B Preferred Units, bring his total ownership of Series B Preferred Units to 1,333,334, which represents 100% of issued Series B preferred shares.

Item 5. Interest of Management and Others in Certain Transactions

Transactions with Jason Cunningham

In December 2024, Jason Cunningham acquired 10% of membership interest in UCF Asset LLC, which is our general partner. Subsequently, Cunningham become a member of our general partner on January 01, 2025.

Fire Ranch LLC, of which Jason Cunningham owns 50%, is a licensed cannabis grower in the State of Oklahoma. Prior to Cunningham becoming a member of our general partner, Fire Ranch LLC had entered into a lease on the Apple Valley property from AZO Properties LLC. The rental payment from Fire Ranch LLC to AZO Properties LLC is the source of the $12,000 monthly dividend we are receiving from AZO Properties LLC. After Cunningham became a member of our general partner, this lease remained effective until March 31, 2025.

On March 16, 2025, we issued 833,334 shares of Series B preferred units, with a face value of $1.0 million, to Jason Cummingham, and paid $500,000 cash, for 50% ownership of AZO Properties LLC. After this transaction, AZO Properties LLC became a wholly owned subsidiary of UC Asset.

On April 01, 2025, Fire Ranch LLC entered into a new lease with AZO Properties LLC, to rent and operate the Apple Valley property. The lease is a double-net lease, with a monthly rental rate of $13,000 until the end of 2025, and a monthly rental rate of $16,000 from January 2026 till March 2027. Starting from April 2027, the monthly rent will increase by 5% every 24 months. The lease is a five-year lease but will automatically renew year by year beyond the term, until terminated.

Transactions with Jason Armstrong

On April 25, 2023, Mr. Jason Armstrong was hired as manager of UCF Asset LLC. On December 2023, Jason Armstrong became a 10% member of UCF Asset LLC.

Before Mr. Armstrong joined UCF Asset LLC, his company, EES Engineering LLC, had worked as a contractor to UC Asset LP. For the period starting from April 26,2023 till December 31, 2023, EES Engineering LLC continued working with UC Asset LP, and received a total amount of $144,047 under contracts with UC Asset LP, out of which $75,717 was to fulfil the contracts signed before Mr. Armstrong became the manager of UCF Asset LLC, while a total amount of $68,330 was received under contracts signed after Mr. Armstrong served as the manager of UCF Asset LLC.

For the fiscal year of 2024, EES Engineering was contracted and compensated by UC Asset LP for a total amount of $5,882. Mr. Armstrong resigned his position as a member of our general partner in December 2024.

Item 6. Other information

Issuance of 1,333,334 Series B Preferred Units

In connection with the acquisition of our fifty percent ownership in an Oklahoma City cannabis property, we issued 500,000 shares of our series B preferred units (“Series B”) to the seller as part of the purchase price. Each Series B share carries a face value of $1.20, and therefore the Series B shares issued to the seller have a total face value of $600,000. Each share of Series B may be converted into one share of common units, subject to certain terms and conditions. The certificate of series B preferred units, which contains the terms and conditions of conversion among other matters, is filed along with our Form 1-SA dated August 21, 2023, as Exhibit 3.4 to that report, of which the link is provided as Exhibit 3.4 to this report.

In March 2025, we acquired the rest fifty percent ownership of said property, and, in connection with the transaction, issued 833,334 shares of Series B to the same person.

Settlement of Regulatory Action against the Company by the State of Washington

On February 27, 2023, the Department of Financial Institutions (“DFI”), State of Washington issued a Statement of Charges and Notice of Intent to Enter Order of Cease and Desist, to Impose Fines and to Charge Costs (the “Statement of Charges”) against the Company and Mr. Xianghong Wu. In the Statement of Charges, DFI stated that, during our Initial Public Offering (“IPO) , which was conducted under Regulation A plus (“Reg A+”) and was qualified at the federal government level by the Security and Exchange Commission (“SEC”) , and which occurred in the year 2018, our Company failed to register the IPO with the State of Washington and made one sale in the State of Washington, and hence violated the statue RCW.21.20.140 of the State of Washington.

On November 03, 2023, DFI of State of Washington, the Company and Mr. Xianghong Wu reached a Consent Order, which settled all the matters in the Statement of Charges, on a “neither admit nor deny” basis, in exchange for the Company and Mr. Xianghong Wu to pay a fine of $5,000 each. Further, the Consent Order states that, except in any action by the Securities Division of the Washington State DFI, the Consent Order is not intended to be used as an admission of or evidence of any fault, omission or liability of either UC Asset LP, Xianghong Wu, or any of their agents and employees, in any civil, criminal, arbitration, or administrative proceeding.

Item 7. Financial Statements

Reports of Independent Registered Public Accounting Firm

1001 Woodward Avenue	To the General and Limited Partners
Suite 500	UC Asset LP
Detroit, MI 48226	537 Peachtree Street NE
robert.adams@rlacapital.com	Atlanta, GA 30308
(734) 274-1372 – voice
(734) 274-8894 – fax

Independent Auditor’s Report

Opinion:

We have audited the accompanying consolidated financial statements of UC Asset LP and its subsidiaries (collectively, the “Partnership”), a Delaware limited partnership, which comprise the consolidated balance sheets as of December 31, 2024 and 2023, and the related consolidated statements of operations, changes in partners’ capital, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Basis for Opinion:

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of this report. We are independent of the Partnership and have fulfilled our other ethical responsibilities in accordance with the relevant requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management for the Consolidated Financial Statements:

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with U.S. GAAP, and for the design, implementation, and maintenance of internal control relevant to the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. This responsibility includes selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Management is also responsible for assessing the Partnership’s ability to continue as a going concern, and for disclosing, as applicable, matters related to going concern. In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Partnership’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements:

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute; it is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these consolidated financial statements.

As part of an audit in accordance with GAAS, we performed, among others, the following procedures:

●	Exercise professional judgment and maintain professional skepticism throughout the audits.

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks.

●	Obtain an understanding of internal control relevant to the audits in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the partnership’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the partnership’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/Robert L. Adams, Jr. CPA
Robert L. Adams, Jr. CPA
Detroit, Michigan April 25, 2025

UC ASSET, LP
Consolidated Balance Sheets

December 31,

	2024	2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$9,984	$3,131
Accounts receivable	12,500	2,500
Real estate held for sale	0	340,006
Loan receivable, third parties, net of reserve	191,000	218,000
Convertible loans receivable, third parties	634,518	461,166
Loans receivable, related parties	256,000	216,702
Prepaid expenses and other assets	58,817	34,107
Total current assets	1,162,819	1,275,612
NON-CURRENT ASSETS
Property and equipment, net	-	-
Real estate held for sale	980,988	979,040
Investments in joint ventures	3,791,935	3,537,717
Total non-current assets	4,772,923	4,516,757
Total Assets	$5,935,742	$5,792,369
LIABILITIES AND PARTNERS’ CAPITAL
CURRENT LIABILITIES
Accounts payable and accrued expenses	$-	$5,817
Due to related party	41,146	41,146
Short-term note payable, third party	68,780	52,000
Total current liabilities	109,926	98,963
NON-CURRENT LIABILITIES
Mortgage loan	-	-
Total non-current liabilities	-	-
Total Liabilities	109,926	98,963
PARTNERS’ CAPITAL
Series B preferred units, 500,000 and 0 issued and outstanding at December 31,2023 and 2022 Common units 5,485,025 and 5,485,025 issued and	600,000	600,000
outstanding at December 31,2023 and 2022	5,225,816	5,093,406
Total Partner’s Capital	5,825,816	5,693,406
Total Liabilities and Partners’ Capital	$5,935,742	$5,792,369

The accompanying notes are an integral part of the consolidated financial statements

UC ASSET, LP

Consolidated Statements of Operations

Year ended December 31,

	2024	2023
INCOME
Sales of real estate	$340,000	$1,813,600
Real estate based dividends	108,000	-
Real estate based interest income	65,168	-
Total income	513,168	1,813,600
COST OF SALES
Cost of sales	351,733	1,350,000
Total cost of sales	351,733	1,350,000
Gross Margin	161,435	463,600
OPERATING EXPENSES
Management fees	102,481	111,970
Professional fees	49,847	144,889
Other operating expenses	85,502	110,553
Depreciation	-	833
Total operating expenses	237,830	368,245
Net income/(loss) from operations	(76,395)	95,355
OTHER INCOME (EXPENSE)
Gain ( loss) on investment in marketable equity securities	130,000	-
Loss on settlement of loan receivable	-	(67,749)
Long lived asset impairment reserve	84,000	(120,000)
Gain (loss) on settlement of loan payable	-	108,120
Gain (loss) on joint venture	(21,699)
Non real estate based interest income	36,000	92,575
Other income	3,317
Interest expense	(22,813)	(4,185)
Total other income (expense)	208,805	8,761
Net income	$132,410	$104,116
Net income per common unit	$0.02	$0.02
Weighted average common units outstanding	5,485,025	5,485,025

The accompanying notes are an integral part of the consolidated financial statements

UC ASSET, LP

Consolidated Statement of Changes in Partners’ Capital

	Limited Partners Common Units	Limited Partners Preferred B Units	Limited Partners Common Units Amount	Limited Partners Preferred B Units Amount	Total Partners’ Equity
BALANCE, January 1, 2023	5,485,025	-	$4,989,290	$-	$4,989,290
Issuance of Preferred B units to
acquire JV interest	-	500,000	-	600,000	600,000
Net income	-	-	104,116	-	104,116
BALANCE, December 31, 2023	5,485,025	-	5,093,406	600,000	5,693,406
Net income	-	-	132,410	-	132,410
BALANCE, December 31, 2024	5 485 025	0	$5 225 816	$600 000	$5 825 816

The accompanying notes are an integral part of the consolidated financial statements

UC ASSET, LP

Consolidated Statements of Cash Flows

Year ended December 31,

	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$132,410	$104,116
Adjustment to conform with consolidated income statement	400
Adjusted income for reconcile purpose	132,810
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Gross profit realized on sale of portfolio property	-	(463,600)
Net realized loss on transfer of note receivable	-	67,749
(Gain) loss on settlement of loan payable	-	(108,120)
Amortization of prepaid expense	12,418	19,547
Gain on recoupment of impairment of investment in related party	(84,000)	120,000
Loss on joint venture investment	21,699	1,002
Loss on dissolution of subsidiary	-	100
Depreciation and amortization	-	833
Changes in working capital items
Accrued interest receivable	(76,420)	(62,857)
Insurance claim receivable recovered	-	560,000
Accounts receivable	(10,000)	(2,500)
Prepaid expense	(24,710)	(34,147)
Accounts payable and accrued expenses	5,817	4,604
Accrued interest payable	8,780	2,000
Net cash used in operating activities	(13,606)	206,727
CASH FLOWS FROM INVESTING ACTIVITIES:
Investments in portfolio loans	(117,889)	(16,000)
Investment in portfolio properties	-	(550,870)
Investments in joint ventures	-	(1,000,000)
Investment in related party receivable	(288,136)	(202,971)
Proceeds from sale of portfolio properties	340,000	1,813,600
Purchase of General Partner units	-	(120,000)
Repayments of portfolio loans	80,027	12,544
Net cash provided by (used in) investing activities	14,002	(63,697)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short term loans	230,000	50,000
Proceeds from related party loan	-	41,146
Repayment of mortgage	-	(400,000)
Repayment of short term loans	(223,543)	-
Net cash provided in financing activities	6,457	(308,854)
Net decrease in cash and cash equivalents	6,853	(165,824)
CASH and cash equivalents, beginning of period	3,131	168,955
CASH and cash equivalents, end of period	$9,984	$3,131
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid in cash	$13,243	$2,185
Non-Cash Financing Activities:
Exchange of Preferred B units for land	$-	$600,000
Exchange of marketable equity securities for settlement of debt	$-	$208,120
Contribution of loan receivable to joint venture	$-	$100,000
Contribution of investment property to joint venture	$-	$1,838,719
Transfer of note receivable from a party to a separate party	$-	$414,000
Note receivable exchanged for sale of investment in related party	$250,000	$-
Advance receivable capitalized into JV asset	$275,918	$-

The accompanying notes are an integral part of the consolidated financial statements

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

NOTE 1 – Organization and Nature of Operations

UC Asset, LP (“the Partnership” or “UCA”) is a Delaware limited partnership formed on February 1, 2016. The Partnership’s purpose is to make capital investments in limited liability companies, with a focus on growth-equity investments and real estate properties. The Partnership is managed by its sole General Partner, UCF Asset, LLC (“UCFA”). All investment and operational decisions are made by the General Partner on behalf of UCA.

NOTE 2 – Summary of Significant Accounting Policies

(a) Basis of Presentation: The consolidated financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (US GAAP), as promulgated by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC), and the rules and regulations of the U.S. Securities and Exchange Commission (SEC).

(b) Principles of Consolidation: The consolidated financial statements include the accounts of UC Asset, LP and its wholly owned subsidiaries (Atlanta Landsight, LLC and SHOC Holdings LLC). All intercompany balances and transactions have been eliminated upon consolidation.

(c) Use of Estimates: The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets/liabilities at the balance sheet date, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates in these financial statements include valuations of real estate holdings, equity-method investments, fair value of financial instruments, and allowance for credit losses on notes receivable.

(d) Cash and Cash Equivalents: The Partnership considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As of December 31, 2024 and 2023, the Partnership had no investments that qualified as cash equivalents.

(e) Investments: The Partnership’s core activity is to invest in real estate and related ventures. Excess cash funds are held in financial institutions. Certain short-term notes and loans are recorded at fair value, which in practice approximates their stated principal amount due to their short-term maturities and market-rate interest terms. Other portfolio investments are recorded at historical cost, except for any marketable equity securities, which are carried at fair value with changes in value recognized in income. (See Note 3 – Fair Value of Financial Instruments for fair value hierarchy disclosures under ASC 820.)

(f) Federal Income Taxes: UCA is organized as a limited partnership and is not a tax-paying entity for federal or state income tax purposes. In accordance with ASC 740 Income Taxes, no income tax provision is recorded since taxable income or loss is passed through to the individual partners’ tax returns. Management has evaluated its tax positions and determined that the Partnership has taken no uncertain tax positions that require adjustment to or disclosure in the financial statements. UCA’s federal tax returns remain subject to examination for a period of three years.

(g) Revenue Recognition: The Partnership recognizes revenue in accordance with ASC 606 – Revenue from Contracts with Customers. The core principle of ASC 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration the entity expects to be entitled to in exchange. UCA applies the following five steps in recognizing revenue from contracts with customers:

1.	Identify the contract with a customer – A contract is an agreement between two or more parties that creates enforceable rights and obligations.

2.	Identify the performance obligations in the contract – Performance obligations are distinct goods or services (or a bundle of goods/services) that the entity has promised to deliver to the customer.

3.	Determine the transaction price – The transaction price is the amount of consideration (fixed and/or variable) the Partnership expects to receive in exchange for transferring goods or services. When determining the transaction price, management considers the effects of variable consideration, constraints on estimates of variable consideration, the existence of any significant financing components, noncash consideration, and consideration payable to customers.

4.	Allocate the transaction price to performance obligations – If a contract has multiple performance obligations, the transaction price is allocated to each performance obligation based on relative standalone selling prices or other estimation methods.

5.	Recognize revenue as performance obligations are satisfied – Revenue is recognized when (or as) the Partnership fulfills each performance obligation by transferring a promised good or service to the customer (which may occur over time or at a point in time).

Sources of Revenue: The Partnership’s revenues during 2024 and 2023 were derived primarily from the following sources (which are not within the scope of ASC 606 in the case of interest and rental income):

●	Sale of Real Estate: Gains from the sale of real estate are recognized at the point in time when control of the property is transferred to the buyer, generally upon closing of a sale (when title, risks and rewards of ownership pass to the purchaser).

●	Interest Income on Loans: Interest income on loans extended by the Partnership is recognized over time as it is earned, using the effective interest method. Interest income is accrued based on the principal amount outstanding and the contractual interest rate, and is recorded in the period it is earned.

●	Rental Income from Properties: Rental income from operating real estate is recognized over time on a straight-line basis over the term of the lease (ASC 840/842). Lease agreements generally stipulate monthly rental amounts, which are recorded as revenue when earned under the lease. (Rental income is not in scope of ASC 606, but is presented here as it is a significant source of revenue for the Partnership.)

(h) Related Party Transactions: In accordance with ASC 850 – Related Party Disclosures, a related party is generally an affiliate, principal owner, manager, or immediate family member of such parties, or an entity under common control. The Partnership discloses material transactions with related parties, including loans, advances, and management fee arrangements, as well as any related outstanding balances. (See Note 8 and Note 14 for details of related party transactions and balances.)

(i) Equity Method Investments: Investments in entities over which the Partnership has significant influence, but not control, are accounted for using the equity method (ASC 323 Investments – Equity Method and Joint Ventures). Under this method, the initial investment is recorded at cost and adjusted thereafter to recognize UCA’s pro-rata share of the investee’s profits or losses, as well as cash contributions to or distributions from the investee. These investments are presented as “Investment in Joint Ventures” in Other Long-Term Assets on the balance sheet. UCA’s share of the investees’ net income or loss is included in “Other Income (Loss), net” in the statement of operations. The Partnership had two active joint venture investments accounted for under the equity method during 2023 and 2024 (see Note 10).

(j) Property and Equipment: Property and equipment (including any furniture, fixtures, or similar assets) are recorded at cost. Depreciation is computed on a straight-line basis over the assets’ estimated useful lives. When assets are sold or retired, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income. Routine repairs and maintenance that do not extend the asset’s useful life are expensed as incurred. Real estate held for rental use is treated similarly in accordance with ASC 360 Property, Plant, and Equipment. The Partnership’s ranges of estimated useful lives are:

●	Furniture, Equipment and Other Fixed Assets: 3 to 7 years

●	Buildings and Improvements: 30 years

(k) Assets Held for Sale: Assets (and associated liabilities) that meet the criteria to be classified as held for sale (ASC 360-10) are no longer depreciated and are measured at the lower of their carrying amount or fair value minus costs to sell. Any write-down to fair value less cost to sell is recorded as an impairment loss. During the years ended December 31, 2024 and 2023, the Partnership did not record any impairment charges related to assets held for sale. (See Note 9 for details on real estate assets, including those classified as held for sale.)

(l) Reclassifications: Certain prior-period amounts have been reclassified to conform to the current year presentation, if applicable. These reclassifications had no effect on previously reported net income or partners’ capital.

(m) Recent Accounting Pronouncements: Management has reviewed recently issued accounting pronouncements and standards updates. In management’s opinion, there are no new pronouncements adopted in 2024 (or not yet adopted) that had a material impact on the Partnership’s financial statements. The Partnership will continue to monitor future updates to determine their applicability and impact, if any, on its financial reporting.

NOTE 3 – Fair Value of Financial Instruments

The Partnership follows ASC 820 – Fair Value Measurement for valuing and disclosing financial instruments. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It establishes a three-level fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy is as follows:

●	Level 1: Quoted prices in active markets for identical assets or liabilities, available at the measurement date.

●	Level 2: Observable inputs other than quoted prices in active markets, such as quoted prices for similar assets/liabilities, or other inputs that are observable (either directly or indirectly) for substantially the full term of the asset or liability.

●	Level 3: Unobservable inputs for the asset or liability, reflecting the Partnership’s own assumptions about assumptions market participants would use (e.g., based on discounted cash flow analyses or other valuation models).

The Partnership endeavors to use the best available information, including observable market data when available, to value its financial instruments. When available, Level 1 inputs (quoted market prices) are used; if not, Level 2 inputs (such as comparable asset values or observable interest rates) are applied. In the absence of observable inputs, or when significant adjustments to observable inputs are required, instruments are valued using Level 3 inputs.

Valuation Methods: The following methods and assumptions were used by management to estimate the fair value of financial instruments: cash, accounts receivable, and accounts payable are short-term in nature and approximate fair value. Notes receivable and notes payable are evaluated based on current interest rates and credit risk; for many of these, carrying value approximates fair value given their terms. The fair value of convertible notes receivable is assessed in part based on the fair value of the underlying equity into which they can be converted (an observable input), but significant other assumptions (e.g., discount rates, timing) are unobservable, so these are classified as Level 3. Investments in joint ventures do not have quoted market prices; their fair value is approximated by the Partnership’s share of the ventures’ net assets and is classified as Level 3.

Fair Value Hierarchy Table: The following tables present the Partnership’s financial assets and liabilities measured or disclosed at fair value on a recurring basis, categorized by fair value hierarchy level as of December 31, 2024 and 2023:

●	As of December 31, 2024:

Financial Instrument	Level 1	Level 2	Level 3	Total
Note receivable – related party (see Note 8)	$–	$–	$256,000	$256,000
Notes receivable – other	$–	$–	$191,000	$191,000
Convertible notes receivable	$–	$–	$634,518	$634,518
Investment in joint ventures	$–	$–	$3,731,935	$3,731,935
Note payable (short-term loan)	$–	$–	$(68,780)	$(68,780)
Total	$0	$0	$4,744,673	$4,744,673

●	As of December 31, 2023:

Financial Instrument	Level 1	Level 2	Level 3	Total
Note receivable – related party (see Note 8)	$–	$–	$216,702	$216,702
Notes receivable – other	$–	$–	$218,000	$218,000
Convertible notes receivable	$–	$–	$461,166	$461,166
Investment in joint ventures	$–	$–	$3,537,717	$3,537,717
Note payable (short-term loan)	$–	$–	$(52,000)	$(52,000)
Total	$0	$0	$4,381,585	$4,381,585

All of the above financial instruments were classified as Level 3 at each year-end presented, as no quoted market prices or observable market inputs were available for these instruments. During 2024 and 2023, there were no transfers between Level 1, Level 2, or Level 3 classifications.

Level 3 Inputs: The fair values of notes receivable (including convertible notes) are primarily based on the expected future cash flows, discounted at rates considered to reflect current market conditions and the credit risk of the respective borrowers. For convertible notes, management also considers the value of the underlying equity securities of the issuer (to which UCA has conversion rights) as an indicator of fair value; as of December 31, 2024, the market value of the shares that would be received upon conversion exceeded the carrying amount of the note, but management has maintained the note at its face value plus accrued interest (with no fair value uplift) given the short-term maturity and uncertainty in execution of conversion. The investment in joint ventures is valued based on the Partnership’s share of the joint ventures’ net assets, which largely consist of real estate properties (valued at cost plus improvements) – an unobservable input. The note payable fair value is estimated based on the amount owed (including accrued interest) as the note was settled shortly after year-end (see Note 18). Management believes the recorded values for these financial instruments approximate their exit price (fair value) in an orderly transaction at year end.

NOTE 4 – Concentrations of Credit Risk

(a) Cash Deposits: The Partnership maintains its cash balances with financial institutions which are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per institution. At December 31, 2024 and 2023, the Partnership’s cash balances were well below FDIC-insured limits. Management periodically evaluates the creditworthiness of these institutions and believes the credit risk is low.

(b) Notes Receivable: The Partnership holds various notes receivable from third parties and related parties (see Note 7 and Note 8). A significant portion of these notes are concentrated with a small number of borrowers. Notably, as of December 31, 2024, the Partnership held convertible promissory notes receivable totaling $634,518 from a single publicly traded company (aggregate principal and accrued interest – see Note 7). These notes are convertible at the Partnership’s option into common shares of the issuer at a discount to the prevailing market price. At December 31, 2024, based on the issuer’s quoted stock price (an observable input), the number of shares that would be issuable upon conversion of these notes had a market value greater than the carrying value of the notes. While this provides a measure of security, the collection (or conversion) of these notes is dependent on the borrower’s financial condition and market conditions for the stock, representing a concentration of credit risk for the Partnership. Management actively monitors the performance and credit of all borrowers.

NOTE 5 – Insurance Claim Receivable

On December 8, 2022, a fire destroyed a building at one of the Partnership’s Atlanta properties (held through subsidiary SHOC Holdings LLC – see Note 9(a)(iii)). The Partnership filed an insurance claim for the loss. As of December 31, 2022, an insurance claim receivable of $560,000 was recorded for the amount approved by the insurance company to cover the property damage. During the year ended December 31, 2023, the Partnership received the full $560,000 cash settlement from the insurance carrier, satisfying the claim in full. There was no remaining insurance receivable as of December 31, 2023 or 2024. (Proceeds from this settlement are reflected as a cash inflow in 2023, and the gain from insurance recovery was offset against the loss on the property in the 2022 financial statements.)

NOTE 6 – Marketable Equity Securities

During the year ended December 31, 2023, the Partnership held 100 million restricted common shares of an unrelated publicly traded company. These shares were originally obtained in connection with a financing arrangement and had a carrying value on UCA’s books of $100,000. In 2023, the Partnership also had an unsecured note payable outstanding to this same third party (the issuer of the shares). On November 11, 2022, the note’s terms were amended (see Note 11) to include a clause that allowed UCA to redeem (exchange) the 100 million shares in full settlement of the note if the issuer failed to maintain compliance with OTC Pink Current Information disclosure status for 90 consecutive days. In 2023, that trigger event occurred (the issuer failed to remain current for the required period). As a result, during 2023 the Partnership exercised its right under the agreement and exchanged the 100 million shares back to the issuer to settle the note payable. The note had an outstanding balance of $208,120 at the time of settlement. The exchange of the shares (book value $100,000) for elimination of the $208,120 debt resulted in a gain of $108,120, which is recorded as “gain on settlement of loan” in the 2023 statement of operations. This transaction was executed pursuant to the terms of the amended note agreement with the third party. As of December 31, 2024, the Partnership did not hold any marketable equity securities, and the associated note payable had a zero balance (see Note 11).

NOTE 7 – Loans Receivable (Portfolio Loans to Third Parties)

The Partnership had the following loans receivable from third parties during 2023 and 2024. These loans are part of UCA’s portfolio of short-term financing arrangements:

●	July 2024 – Convertible Note Receivable ($150,000): In July 2024, the Partnership entered into an investment agreement with an unrelated third-party borrower that consolidated two smaller existing notes into a new convertible promissory note. The new note had a face amount of $150,000, which was used to (i) settle an existing $16,000 note (including accrued interest) owed by the borrower, (ii) settle an existing $60,000 note (including accrued interest) owed by the borrower, and (iii) provide an additional $69,973 of cash funding to the borrower. The new $150,000 note bears interest at 10% per annum and matures on July 9, 2025. As of December 31, 2024, the outstanding principal was $150,000 and accrued interest receivable was $7,038. This note is convertible, at the Partnership’s option, into common stock of the borrower (a publicly traded company) at a contractual discount to the market price.

●	Short-Term Notes – Issued and Repaid in 2024: The Partnership made two short-term loans to third parties in early 2024 that were fully repaid within the year. (i) In January 2024, UCA advanced $60,000 to a third party under a note bearing 8% annual interest, originally maturing January 21, 2025 – this note was repaid in full in July 2024 (early extinguishment; outstanding balance $0 at 12/31/2024). (ii) In April 2023, UCA had advanced $16,000 to a third party (8% interest, initial maturity December 11, 2023, extended to June 30, 2024); this note, including all extensions, was also repaid in July 2024. As of December 31, 2024, both of these notes had no remaining balance or accrued interest.

●	May 2022 – Note Receivable ($200,000) Extended: In May 2022, the Partnership loaned $200,000 to an unrelated business under a note receivable with an 8% annual interest rate. The original maturity was November 27, 2022, but this note has been extended multiple times due to the borrower’s requests. Key extension terms included: an extension to May 27, 2023 with an increase in the interest rate to 18% per annum (from 8%), a further extension to December 16, 2023 (at 18% interest), and subsequent extensions to January 31, 2024, and then to November 30, 2025. Extension fees and penalties were imposed for these modifications; for example, in January 2024 a $6,000 extension fee was paid by the borrower for the additional deferral, which UCA recognized as income. Given the repeated extensions and heightened credit risk, management recorded a reserve for credit loss (allowance for doubtful accounts) of $36,000 against this note as of December 31, 2024. This reserve reflects an estimate of potential loss due to the uncertainty of full collectability. As of December 31, 2024, the note’s contractual principal balance was $200,000 and accrued interest was $18,000. After applying the allowance, the net carrying value of this note was $182,000. Management continues to work with the borrower and monitor this situation; interest at the higher rate continues to accrue while the note remains outstanding.

●	March 2020 – Promissory Note Swap (Convertible Note $414,000): On March 4, 2020, a borrower issued a 3-year promissory note to the Partnership with a principal amount of $400,000, carrying interest at 1.75% per quarter (7% annualized). This note was due March 4, 2023. As of December 31, 2022, the note had an outstanding principal of $400,000 and accrued interest of $79,148. On January 31, 2023, UCA entered into a four-party Security Exchange Agreement (“Swap Agreement”) involving this borrower and a third-party publicly traded company. Under the swap agreement, UCA canceled the original $400,000 note receivable (and forgave the $79,148 of accrued interest) and in exchange received a new Convertible Promissory Note from a third-party company in the amount of $414,000 (representing the principal plus accrued interest of the original note, less a $65,148 difference). The $65,148 shortfall between the carrying amount of the original note (principal + accrued interest) and the new note value was recognized as a loss on settlement of loan receivable in the 2023 income statement. The new convertible note, dated January 31, 2023, had a principal of $414,000, an 8% annual interest rate, and an initial maturity date of January 30, 2024. The note is convertible at UCA’s option into common stock of the new borrower, which trades on the OTC Market. This convertible note’s maturity was extended twice: first to July 31, 2024, and subsequently (on August 1, 2024) to July 31, 2025. As of December 31, 2024, the convertible note receivable had an outstanding principal balance of $414,000 and accrued interest of $63,480. The total carrying amount of this note (principal plus interest) is $477,480, which is included in Convertible notes receivable in the balance sheet. Management continues to accrue interest income on this note and will evaluate conversion or other settlement options as the July 2025 maturity approaches.

Credit Quality and Allowance: Management evaluates the collectability of all loans receivable on an ongoing basis. As noted above, one long-term note has a specific allowance of $36,000 at December 31, 2024 due to heightened risk. No other loans were considered impaired as of year-end 2024 or 2023. The Partnership’s policy is to charge off loans (or portions thereof) when management believes the balance is uncollectible.

NOTE 8 – Loans Receivable – Related Parties

This note details loans and similar receivables involving related parties (as defined by ASC 850) during 2023 and 2024. Related parties include the Partnership’s General Partner and affiliates, as well as joint ventures in which the Partnership has an interest.

(a) Sale of 10% Interest in General Partner (Management Company): On December 31, 2024, the Partnership entered into an agreement to sell its 10% ownership stake in its general partner (UCF Asset, LLC, “UCFA”). The Partnership had originally acquired this 10% interest in UCFA in April 2023 for cash consideration of $120,000. Because UCFA is the entity that manages UCA, this was a related-party investment. The April 2023 purchase was recorded as an investment in a related party; however, due to uncertainty about its recoverability, the Partnership fully impaired the $120,000 investment in 2023 (recognizing a loss in Other Income (Loss)). In the fourth quarter of 2024, a third-party buyer (related to the Partnership in terms that the buyer managed a joint-venture with the Partnership) agreed to purchase UCA’s 10% stake in UCFA for $250,000. The sale was executed via a promissory note: the Partnership recorded a note receivable of $250,000 from the buyer on December 31, 2024. The note carries no interest (0%) and has a maturity date of April 1, 2025. As a result of this pending sale, the Partnership reversed a portion of the prior impairment, recognizing an $84,000 gain in 2024 (reported as “gain on recoupment of impairment of investment in related party”) – effectively reflecting partial recovery of the investment’s value. The remaining difference between the sale price and the original cost (after impairment) will be recognized upon collection of the note. This $250,000 related-party note receivable was outstanding at December 31, 2024 (and was subsequently settled as described in Note 18(b)).

(b) Joint Venture Loan – Rufus Rose House JV: On January 31, 2023, the Partnership (through subsidiary Atlanta Landsight, LLC) entered into a Joint Venture agreement with Great Estate Builders, LLC (“GEB”) to form the Rufus Rose House Joint Venture (see Note 10(a)). Under the JV agreement, any cash advanced by UCA for direct or indirect costs to improve the Rufus Rose House property would be treated as a loan receivable from the JV to the Partnership. Such advances accrued interest at 9% per annum (0.75% per month) until either repaid by the joint venture or converted into additional equity. During 2023 and 2024, the Partnership made various payments on behalf of the JV for property improvement costs. As of December 31, 2023, the cumulative amount of these advances was $216,702 (inclusive of accrued interest), which was recorded as a loan receivable due from the JV (a related-party asset). In 2024, GEB (the JV partner) was acquired by an unrelated public company, and the JV agreement was revisited. In December 2024, UCA and GEB agreed to amend the joint venture agreement such that i) GEB as the other party of the JV was replaced by its parent company; and ii) all outstanding loans from UCA to the JV would be converted into additional equity investment (contributed capital) in the JV. As part of this modification, the Partnership capitalized the entire loan receivable of $275,918 (principal plus accrued interest through the amendment date) into its investment in the joint venture. After this conversion (which is reflected as an additional $275,918 capital contribution in 2024), the JV loan receivable was reduced to $0 on UCA’s books. Any future expenditures by UCA for the JV’s benefit will be directly treated as capital contributions rather than loans. (See Notes 10(a) and 17(a) for additional information on the JV and this amendment.) The conversion of the loan to equity did not have an income statement impact, but increased UCA’s carrying value in the Rufus Rose House JV.

(c) Advance to General Partner for QOF Initiative: On May 15, 2019, the Partnership filed a Form 1-U indicating its intent to convert UCA into a Qualified Opportunity Fund (“QOF”). In connection with that plan, on June 10, 2019 the Partnership issued a promissory note receivable to UCF Asset, LLC (the General Partner) for $100,000. This advance was meant to fund costs associated with raising capital for the QOF conversion. The note carried interest at 0.375% per month (4.5% annual, simple interest) and was to mature on the earlier of: (1) the Partnership raising $20 million in new capital through issuance of preferred units, or (2) June 10, 2021. In June 2020, the Partnership’s management decided not to proceed with the QOF conversion and formally withdrew the plan. A “Resolution to General Partner Advancement Repayment Plan” was executed to reschedule repayment of the outstanding advance. Under the revised terms: the General Partner was to repay $50,000 of principal plus $1,500 of accrued interest by June 30, 2020, and the remaining $50,000 principal plus another $1,500 interest would be repaid in installments equal to 10% of the GP’s management fee each quarter. Any unpaid balance would continue to accrue interest at 1% per quarter (non-compounded) during the repayment period, with the new repayment schedule commencing July 1, 2020. The GP made the required $50,000 payment in 2020 and began quarterly installment payments thereafter. As of December 31, 2022, the remaining principal due from the GP under this arrangement was $10,544 (with a small amount of accrued interest). During 2023, the GP paid off the remaining balance in full, satisfying the advance. Thus, at December 31, 2023, there was no outstanding loan receivable from the GP related to this initiative, and none at December 31, 2024. This transaction is considered a related-party loan/advance and is also referenced in Note 12 and Note 14.

NOTE 9 – Real Estate

The Partnership’s real estate assets are categorized as either (a) held for sale or (b) held for renovation/remodel/redevelopment (operational properties). The following is a summary of the significant real estate holdings and activities:

(a) Real Estate Held for Sale: Properties that the Partnership has committed to sell (or is actively marketing for sale) are classified as held for sale (see Note 2(k)). As of December 31, 2024, one property was classified as held for sale (Sandy Springs, GA), and two properties that were held for sale in the prior year were sold during 2024. Details are as follows:

●	(i) Sandy Springs, GA: In June 2020, the Partnership (through subsidiary Atlanta Landsight, LLC or “ALS”) entered into an agreement with an unrelated party to acquire a residential property in Sandy Springs. Prior to obtaining title, ALS paid $337,500 to the seller for assignment of the economic and operational rights to the property, allowing ALS to control and use the property before closing. ALS improved the property significantly, which increased its value. The property was originally used as a rental property. As of December 31, 2022, the carrying value of the property (land and building) was $495,367, with accumulated depreciation of $22,656 (reflecting its use as a rental property to that point). On January 17, 2023, ALS paid off the remaining first mortgage balance of $380,924 on the property, clearing all liens. Under the acquisition agreement, the seller then became obligated to transfer the deed to ALS for a nominal price of $1 (which occurred in early 2023, giving ALS full legal title). After obtaining title, ALS re-designated the property as held for sale (rather than rental) and continued to make capital improvements. By December 31, 2024, the capitalized value of this property (cost basis including improvements) was $980,988. This amount represents the carrying value on the balance sheet as “Real estate held for sale – Sandy Springs”. The property is being actively marketed, and no impairment was required as the estimated fair value less cost to sell exceeds the carrying amount.

●	(ii) Texas Land: In August 2022, the Partnership (through Atlanta Landsight, LLC) purchased a parcel of land in Texas. The purchase was financed by the seller via a convertible promissory note of $1,097,250 and a short-term note of $252,750 (total purchase price $1,350,000). This land was classified as held for sale shortly after acquisition. On December 31, 2022, ALS received and accepted an offer from an unrelated third party to buy the Texas land for $1,900,000 in cash. The sale closed in January 2023, and ALS received approximately $1.9 million in gross proceeds. After closing costs and repayment of the seller-financed notes, the Partnership recognized a significant gain on sale (approximately $463,600, which is reflected in 2023 results). As a result of the January 2023 sale, the carrying value of this Texas land was $0 at December 31, 2023 (and of course $0 at December 31, 2024).

●	(iii) Atlanta, GA Land (Former SHOC Property): The Partnership, through subsidiary SHOC Holdings LLC (“SHOC”), had been renovating a historic property in Atlanta with an anticipated sale for $1.05 million. In November 2022, before the sale closed, the property was completely destroyed by fire (see Note 5). The structure was a total loss. SHOC and the insurance carrier agreed to a cash settlement of $560,000 for the building loss, which was received in 2023. The remaining asset after the fire was the underlying land. In December 2022, SHOC reclassified the land (carrying value $295,465 after writing off the building) as “Real estate held for sale”. This represented the land value (since the building was gone). In 2023, SHOC incurred approximately $45,000 of costs to clear debris and prepare the site; this amount was capitalized into the land’s carrying value (bringing the book value of the land to about $340,465). The land was held for sale during 2023. In July 2024, the Partnership sold this Atlanta land parcel to a third party for $340,000 in cash. The sale was completed without further material costs. The carrying value of the land at time of sale was approximately $340,006, resulting in a negligible loss on sale. At December 31, 2024, the Partnership had no remaining assets in this category related to the Atlanta property (carrying value $0 at 12/31/2024, compared to $340,006 at 12/31/2023).

(b) Real Estate Held for Renovation/Remodel/Rebuild: These are properties that the Partnership is actively developing, improving, or holding for long-term potential sale (but not yet meeting held-for-sale criteria). As of December 31, 2024, UCA had one significant property in this category:

●	(i) Rufus Rose House (Atlanta, GA): The Rufus Rose House is a historic building in Atlanta. In July 2021, the Partnership (via Atlanta Landsight LLC) purchased the Rufus Rose House for $1,650,000. The Partnership invested additional funds to stabilize and improve the building to make it usable (e.g., structural repairs, preservation efforts). These capital improvements increased the asset’s carrying value. As of December 31, 2022, the Rufus Rose House property was carried at $1,838,719 (reflecting purchase price plus capitalized improvements to date) and was classified as “real estate held for renovation” (an operating asset). On January 31, 2023, UCA entered into a joint venture agreement regarding this property (the Rufus Rose House Joint Venture with GEB LLC). UCA contributed the Rufus Rose House property (valued at $1,838,719) into the joint venture as a capital contribution, effectively transferring the property from a wholly owned asset of UCA into a jointly owned venture (see Note 10(a) for details). Additionally, UCA converted a $100,000 advance (previously owed by the JV partner) into equity at the time of JV formation. After January 31, 2023, the Rufus Rose House is no longer recorded as direct “Real Estate” on UCA’s balance sheet; instead, UCA’s interest in the property is reflected in the “Investment in Joint Ventures” line (equity method investment in the JV). There was no direct real estate held for renovation on UCA’s balance sheet as of December 31, 2023 or 2024 because of this contribution. (Any improvements made in 2023–2024 were through the JV structure, with UCA’s share reflected in the JV investment value.)

Note: The Rufus Rose House joint venture and the accounting for UCA’s contribution are described in Note 10(a). The Partnership did not have other properties under development or renovation outside of the joint venture as of year-end 2024.

NOTE 10 – Investment in Joint Ventures

The Partnership has two joint venture investments accounted for under the equity method (see Note 2(i)). These joint ventures were formed in 2023, and each is 50% owned by UCA. Summarized below are the details of these ventures and the Partnership’s accounting:

(a) Rufus Rose House Joint Venture: On January 31, 2023, Atlanta Landsight, LLC (UCA’s subsidiary) and Great Estate Builders, LLC (“GEB”) formed an unincorporated joint venture to own and rehabilitate the Rufus Rose House property in Atlanta. The purpose of the Rufus Rose House JV is to improve and potentially rent out the historic building (and eventually consider a sale or other monetization). Under the JV agreement, ALS and GEB have joint control over major decisions (neither party controls unilaterally). UCA’s subsidiary ALS contributed the Rufus Rose House property into the JV at an agreed value of $1,838,719. Additionally, ALS converted a $100,000 pre-existing loan receivable (owed by GEB or related to the property) into an equity contribution in the JV. In total, UCA’s initial investment in the JV was valued at $1,938,719 (this represents the fair value of consideration given: the property and the converted loan). GEB, in turn, contributed its expertise and an obligation to oversee development and improvements (and may have contributed minor capital). UCA recorded its investment at $1,938,719 as of the JV formation date.

During the year 2024, as described in Note 8(b), UCA made additional contributions to the JV by capitalizing what had been loans for property improvements. Specifically, in December 2024, UCA increased its JV investment by $275,918 (reflecting cumulative advances converted to equity). There were no distributions to UCA from the JV in 2023 or 2024, and the JV did not produce significant profits or losses during this period (the property was under renovation and not yet revenue-generating; any minor operating expenses were offset by capital contributions). The carrying amount of UCA’s investment in the Rufus Rose House JV was $2,214,637 as of December 31, 2024, compared to $1,938,719 at December 31, 2023. A reconciliation of UCA’s joint venture investment in Rufus Rose House is as follows:

UCA Investment in Rufus Rose House JV	Amount (USD)
Initial contribution – Property (Jan 2023)	$1,838,719
Initial contribution – Converted loan	$100,000
Balance, December 31, 2023	$1,938,719
Additional capital contributions (2024)	$275,918
Share of 2024 JV profit/(loss)	$–
Distributions from JV (2024)	$–
Balance, December 31, 2024	$2,214,637

(The Rufus Rose House JV had no significant operating income in 2023 or 2024; UCA’s share of JV net income was $0 in both years. Any expenses incurred were capitalized or funded via contributions. If the property generates rental income in the future, UCA will recognize 50% of JV profits under the equity method.)

Additionally, per the JV agreement (prior to amendment), UCA had the right to accrue a 9% interest loan for any additional funds it paid on behalf of the JV (as described in Note 8). After GEB’s change of control and the December 2024 amendment, UCA agreed that any such funding is to be treated as equity. The JV continues to plan for restoration or productive use of the Rufus Rose House; UCA will account for its share of results going forward.

(b) AZO Property LLC Joint Venture (Investment in Associate): On April 3, 2023, the Partnership formed AZO Property LLC (“AZOP”), an Oklahoma limited liability company, as a new wholly-owned subsidiary with an initial cash investment of $1,000,000. AZOP was created to pursue real estate opportunities in Oklahoma. Subsequently, on May 1, 2023, UCA entered into a complex Securities Exchange Agreement with a third-party investor to collaborate on a specific property investment: FR-UCA, LLC (“FR-UCA”). FR-UCA LLC owned an industrial property in Oklahoma (the “Oklahoma Property”) valued at approximately $2,200,000 and had no other assets or liabilities. The series of transactions under the exchange agreement were as follows:

●	UCA issued 500,000 of its Series B Preferred Units (see Note 15) to the third party, at an agreed value of $1.20 per unit (total value $600,000).

●	UCA also transferred a 50% equity interest in AZO Property LLC to the third party. At the time, AZOP’s primary asset was $1,000,000 in cash; for purposes of the exchange, the parties valued the 50% interest in AZOP at $500,000.

●	In return, the third-party transferred to UCA a 50% equity interest in FR-UCA LLC, effectively sharing ownership of the Oklahoma Property. The acquired 50% interest in FR-UCA was valued at $1,100,000 (half of the $2.2 million property value).

After this exchange (completed May 2023), the ownership structure was as follows: UCA owned 50% of AZO Property LLC and 50% of FR-UCA LLC; the third-party owned the other 50% of AZOP, the other 50% of FR-UCA, and became a holder of 500,000 Series B Preferred units in UCA. AZO Property has a asset of $1,000,000 in cash, and FR-UCA LLC owns the Oklahoma Land which was valued at $2.2 million.

Importantly, as a result of these transactions, UCA lost its controlling interest in AZO Property LLC (going from 100% to 50%).

Subsequent to the above transaction, UCA and the third-party both contributed their 50% equity in FR-UCA LLC (representing 50% ownership in the Oklahoma Land) into AZOP, essentially making FR-UCA a wholly-owned subsidiary of AZOP. After this transaction, AZOP has a net asset of $3.2 million, including $1.0 million in cash and $2.2 million in equity of its wholly-owned subsidiary FR-UCA, which, in turn, owned the Oklahoma Property.

UCA and the third party began operating AZOP as joint owners (each 50%). The intent was that AZO Property LLC would serve as the joint venture entity encompassing the entire Oklahoma property project – eventually, FR-UCA would transfer the title of the property to AZOP, and FR-UCA would be dissolved. This took place in June 2024, such that AZO Property LLC became the 100% owner of the Oklahoma Property , with UCA and the third party each owning 50% of AZOP.

From May 1, 2023 forward, UCA accounts for its investment in AZO Property LLC under the equity method (ASC 323), as UCA has significant influence but no longer controls AZOP. The deconsolidation of AZOP in May 2023 was accounted for by removing AZOP’s assets (cash) from UCA’s consolidated balance sheet and recognizing UCA’s remaining 50% interest in AZOP at fair value. No material gain or loss was recognized on losing control, as the fair value of the consideration received (the 50% FR-UCA interest and other consideration) was approximately equal to the carrying value of what was given up. UCA’s initial carrying value for its Investment in AZO Property LLC was established at approximately $1.60 million in May 2023. This represented UCA’s share of the joint venture’s net assets at inception: primarily 50% of the $1,000,000 cash (i.e. $500,000) plus 50% of the land valued at $2.2 million (i.e. $1.1 million), less any minor liabilities or adjustments.

Throughout the remainder of 2023 and 2024, AZO Property LLC used the contributed cash to begin development activities related to the land. It also acquired certain equipment needed for the project. UCA’s share of AZOP’s net income or loss is recognized each period. For the year ended December 31, 2023, UCA recorded an immaterial loss of $1,002 representing its share of AZOP’s expenses since formation (this appears in Other Income (Loss)). For the year ended December 31, 2024, UCA recorded a loss of $21,699 as its equity in AZOP’s net loss (primarily related to administrative expenses and depreciation of equipment in AZOP during 2024). These losses reduced the carrying value of UCA’s investment accordingly. As of December 31, 2024, the carrying amount of UCA’s Investment in AZO Property LLC was approximately $1.517 million. This amount is included in the total “Investment in joint ventures” on the balance sheet (combined with the Rufus JV investment discussed above).

Critical Judgments: The accounting for the AZO Property LLC transactions was complex and involved significant judgment. Management evaluated ASC 810 – Consolidation guidance when UCA’s ownership of AZOP changed. Because control was relinquished, UCA deconsolidated AZOP and recognized its remaining interest at fair value. The fair values of non-cash consideration in the exchange (the Series B Units issued and the interest in FR-UCA received) were based on appraised land values and negotiated unit pricing, respectively. These estimates affected the recorded values of the equity-method investment. Management also assessed whether AZOP should be considered a variable interest entity (VIE) and concluded that joint control was shared evenly, and neither party was the primary beneficiary; thus equity method was appropriate.

Going forward, UCA will continue to report its 50% share of AZOP’s income or loss. The Oklahoma land held by AZOP remains carried at cost (plus improvements) in AZOP’s books. If the land’s fair value changes significantly or if AZOP generates profits from operations or a sale, UCA will reflect its share accordingly. (See Note 18(a) for a significant subsequent event involving AZO Property LLC – UCA agreed in 2025 to purchase the remaining 50% of AZOP it does not own.)

NOTE 11 – Notes Payable

Notes payable consist of short-term financing obtained by the Partnership, often to support acquisitions or provide interim funding. During 2023 and 2024, the Partnership entered into and repaid several promissory notes. All interest incurred on these notes is expensed as interest expense in the period incurred. Details of notes payable are as follows:

Notes Issued and Repaid in 2024:

●	April 2024 – $120,000 Secured Note: In April 2024, the Partnership issued a secured promissory note to a private investor for $120,000. The note carried an interest rate of 13.5% per annum and an original maturity date of May 1, 2025. As an inducement to the lender, the Partnership pledged a parcel of land in Atlanta as collateral for this note. This loan was repaid early, on July 10, 2024, prior to maturity. No balance remained at year-end 2024.

●	April 2024 – $50,000 Secured Note: Also in April 2024, the Partnership borrowed $50,000 from a private lender under a secured promissory note bearing interest at 24% per annum. The note was due July 12, 2024. The Partnership pledged a building in Atlanta as collateral for this note. The note was repaid in full at its maturity in July 2024. There was no outstanding balance at December 31, 2024.

●	March 2024 – $60,000 Secured Note: In March 2024, the Partnership issued a $60,000 secured promissory note to a private investor. The note carried an 18% annual interest rate and a short-term maturity date of June 21, 2024. As collateral, UCA pledged its Sandy Springs, GA property (see Note 9(a)(i)). This note was not paid by the June maturity; instead, the lender agreed to a brief extension. The note was ultimately repaid on January 6, 2025 (see Note 18(c) subsequent event for refinancing details). At December 31, 2024, the outstanding principal balance was $60,000 and accrued interest payable was $8,780. The note’s terms and collateral remained in effect through year-end. (This note was refinanced in January 2025 as described in Note 18.)

●	February 2024 – $12,000 Unsecured Note (Related Party): In February 2024, the Partnership issued an unsecured promissory note to a related party (an affiliate of the General Partner) for $12,000. The note bore interest at 2% per month (24% annual, simple interest) and was to mature on May 14, 2024. This short-term advance was used for working capital. The note was repaid in full on May 20, 2024. No balance or accrued interest remained at year-end 2024.

●	January 2024 – $50,000 Secured Note: In January 2024, UCA borrowed $50,000 from a private investor via a secured promissory note with interest at 1.5% per month (18% annual, non-compounded). The note had a maturity date of March 29, 2024 and was collateralized by certain Partnership assets. The Partnership repaid this note on March 25, 2024, before the due date. There was no balance outstanding as of December 31, 2024.

Notes from 2023 (and Prior) Outstanding into 2024:

●	November 13, 2023 – $50,000 Secured Note: On November 13, 2023, the Partnership issued a $50,000 secured promissory note to a third-party lender. The note carried interest at 2% per month (24% annual) and a maturity date of February 12, 2024. The note was secured by certain Partnership assets. UCA did not pay the accrued interest by the original maturity, resulting in a default on the interest payment. However, the Partnership and lender negotiated a settlement and refinance agreement on April 12, 2024. Under that agreement, UCA paid $7,000 in accrued interest to the lender (covering the defaulted interest through that date) and the lender agreed to convert the remaining obligation into a new note. The original $50,000 principal plus any additional accrued interest (beyond the $7,000 paid) was rolled into a new note effective April 12, 2024. The new note carried the same interest rate (2% per month) and was secured by the same collateral. The new note was then repaid in full on July 11, 2024. As a result, the balance of the original November 2023 note was effectively settled by mid-2024, and there was no outstanding balance related to this borrowing at December 31, 2024.

●	September 26, 2022 – $225,858 Unsecured Note (Amended and Settled in 2023): On September 26, 2022, the Partnership issued an unsecured promissory note to a third-party lender in the principal amount of $225,858. This note initially bore 0% interest (no interest) with a very short term – it was scheduled to mature in 45 days, on November 10, 2022. On November 11, 2022, one day after the original maturity, UCA and the lender amended the note agreement. Under the amendment, the lender agreed to extend the maturity to November 10, 2024 and to charge interest at 8% per annum (non-compounding) going forward. In connection with this amendment, UCA made a partial principal payment of $17,737 to the lender in November 2022. After that payment, the remaining principal of the note was $208,121. The amended note also included a critical clause: UCA obtained the right to exchange 100 million restricted common shares of the lender’s company (shares which UCA held as an investment – see Note 6) in full satisfaction of the note if the lender (a publicly traded company) failed to maintain its OTC “Current Information” status for 90 consecutive days. This clause protected UCA by providing a non-cash settlement mechanism. In 2023, as noted in Note 6, the lender did fail to maintain current status for the required period, and UCA exercised its option to exchange the shares for debt forgiveness. Thus, in 2023, UCA delivered the 100 million shares back to the issuer and the note payable of $208,121 (plus accrued interest) was considered fully paid off via this exchange. This resulted in the gain on debt settlement described earlier. As of December 31, 2023, the balance of this note payable was $0 (and it remained $0 at December 31, 2024). The share exchange effectively extinguished the debt without any cash outlay by UCA (see Note 6 for the gain calculation).

At December 31, 2024, after the flurry of borrowing and repayments described above, the only note payable balance on the Partnership’s balance sheet was the $60,000 note (plus interest) from March 2024, which was subsequently refinanced in January 2025 (Note 18(c)). All other notes had been paid off. Interest expense incurred on all notes for the years ended 2024 and 2023 was $13,243 and $2,185, respectively (see Statement of Cash Flows supplemental information).

NOTE 12 – Due to Related Party

From time to time, the Partnership and its related parties (primarily the General Partner, UCF Asset LLC) will advance funds or pay expenses on behalf of one another. These intercompany balances are non-interest bearing and payable on demand. If the Partnership has net borrowings from the GP or affiliates, it is presented as a liability “Due to related party.” If the Partnership has net advances to the GP, it is presented as an asset “Due from related party.” As of December 31, 2024, the Partnership had a receivable of $6,000 due from the General Partner, reflecting net expenses that UCA paid on behalf of the GP (this amount is expected to be reimbursed by the GP). As of December 31, 2023, the Partnership had a payable of $41,146 due to the General Partner, which represented short-term advances the GP made to the Partnership for working capital needs. The 2023 payable was settled during 2024 through a combination of cash repayments and offsets against other balances, resulting in the small net receivable at 2024 year-end. These related-party balances and their changes are also referenced in Note 8(c) and Note 14.

NOTE 13 – Mortgage Loan

On June 28, 2021, the Partnership (through subsidiary SHOC Holdings LLC) obtained a mortgage loan of $400,000 from a financial institution to finance the purchase of a building in Atlanta, GA (the building that was later destroyed by fire, see Note 9(a)(iii)). The mortgage bore interest at a variable rate equal to the one-year index rate (3.25% at loan inception) plus a margin of 1%, adjusting annually. The original maturity date was July 5, 2022, but the lender granted an extension to July 25, 2023. The mortgage was secured by the Atlanta property. On January 24, 2023, the Partnership fully repaid the remaining principal of $400,000 on the mortgage loan, along with any accrued interest, in accordance with the loan’s terms. This repayment cleared the mortgage and released the lender’s lien on the property’s title. As a result, at December 31, 2023 and continuing through December 31, 2024, the Partnership had no outstanding mortgage debt, and the Atlanta property (land) was unencumbered. The repayment was funded by internal cash resources, largely using proceeds from the insurance settlement (Note 5) and other asset sales. There were no mortgage loans outstanding as of the end of 2024.

NOTE 14 – Related Party Transactions

The Partnership engaged in the following significant related-party transactions during the years ended December 31, 2024 and 2023. (Refer to Note 8 and Note 12 for additional related-party balances.)

●	Management Fees to General Partner: Under the Limited Partnership Agreement, UCA pays an annual management fee to the General Partner (UCF Asset LLC, “UCFA”) equal to 2.0% of assets under management, calculated on the balance of assets at the beginning of the fiscal year and paid quarterly. Management fees expense was $102,481 for 2024 and $111,970 for 2023. These fees were paid in cash to the GP during each respective year. There were no unpaid management fees accrued at year end, as all fees due had been settled.

●	Loans and Advances with Related Parties: The Partnership has various financial interactions with related parties. As detailed in Note 8, UCA sold a 10% interest in the General Partner to an affiliate in 2024, resulting in a $250,000 note receivable (related party) at year-end. In addition, UCA had provided a $100,000 advance to the General Partner in 2019 (related to a planned QOF conversion), which was fully repaid in 2023 (Notes 8(c) and 12). The Partnership also enters into joint ventures with related parties (e.g., GEB LLC in the Rufus Rose House JV) and had extended funding to those ventures (treated as a related-party loan in 2023, later converted to equity in 2024 as described in Note 8(b)). The balance of due to related party at December 31, 2023 (an amount of $41,146) reflected short-term funding from the GP to the Partnership, which was repaid in 2024. At December 31, 2024, the Partnership instead had a due from related party of $6,000 (net receivable from the GP for shared expenses, see Note 12). All related-party balances are on-demand and non-interest bearing (except where otherwise explicitly documented, such as the 9% JV funding rate prior to conversion). Management believes that related-party transactions are conducted on terms equivalent to an arm’s-length basis or under contractual obligation per the Partnership agreement.

(Additional related party note: In November 2023, a consent order with a state regulator (Note 16) involved the Partnership and an affiliate of the General Partner; however, the financial impact ($12,500 penalty) was borne by the Partnership.)

NOTE 15 – Partners’ Capital

Partnership Structure: UC Asset, LP’s capital structure consists of one General Partner (GP) and multiple Limited Partners (LPs). As of December 31, 2024, there were 72 limited partners holding Partnership units. The total contributed capital to the Partnership since inception was $8,006,004 (the same amount at December 31, 2023, as there were no new capital contributions in 2024). The Limited Partners’ Common Units issued and outstanding were 5,485,025 at December 31, 2024 (unchanged from 5,485,025 at December 31, 2023). In addition to common units, the Partnership has issued Preferred Units (Series B), as described below. The General Partner does not own any partnership units; instead, the GP’s economic participation is defined by the partnership agreement (via management fees and profit allocations – see below).

Series B Preferred Units: The Partnership has authorized a class of preferred units designated as “Series B Preferred”. On May 1, 2023, as part of the AZO Property LLC joint venture transaction (see Note 10(b)), the Partnership issued 500,000 Series B Preferred Units to the third-party investor at a stated face value of $1.20 per unit (total face value $600,000). All 500,000 of these Series B units were outstanding as of December 31, 2023 and 2024. No other series of preferred units were outstanding. The Series B Preferred Units carry specific rights and privileges as outlined in the Partnership’s agreement and the issuance terms:

●	No Mandatory Dividends: The Series B units do not have guaranteed or cumulative dividends. The Partnership may elect, at its discretion, to declare dividends on the Series B units, but there is no automatic dividend right.

●	No Voting Rights: Series B unitholders have no voting rights in Partnership matters, except as may be required by law for certain fundamental changes.

●	Preference on Distributions and Liquidation: The Series B Preferred ranks senior to the common units (and any other class of equity, if issued) with respect to dividend distributions and distributions upon liquidation. This means no distributions can be made to common unit holders (and no liquidation proceeds can be paid) until the Series B holders have received any preferential amounts that might be due to them.

●	No Redemption Rights: The Series B units are not redeemable at the option of the holder. The Partnership also has no mandatory redemption obligation (the units are perpetual equity unless converted or otherwise restructured).

●	Conversion Feature: Beginning 12 months after issuance (i.e., after May 2024), each Series B Preferred Unit becomes convertible, at the option of the holder, into common units of the Partnership. The initial conversion ratio is 1:1 (one common unit for each preferred unit), based on the face value and an initial conversion price of $1.20 per common unit. The Partnership has the right, however, to designate a different conversion price or to set a maximum number of common units that can be issued upon conversion (a cap) to manage dilution. This effectively means the conversion rate could be adjusted by the Partnership board, but not to the detriment of the preferred holder’s economic rights. As of December 31, 2024, none of the Series B units had been converted (since the 12-month holding period had just elapsed).

The rights and preferences above ensure that the Series B investor (the third party from the AZOP deal) is protected in terms of priority of returns, while limiting their influence over governance.

General Partner’s Interest: The General Partner (UCF Asset LLC) is not a limited partner and thus holds no “units” per se. The Partnership agreement does, however, entitle the GP to a share of profits as an incentive (“carried interest”). Specifically, net profits and losses of the Partnership are allocated among all partners (GP and LPs) in proportion to their capital contributions except that the GP is entitled to 20% of profits after the limited partners have received an 8% annualized return on their invested capital. In other words, the GP earns a performance allocation of 20% of profits above an 8% hurdle rate for the LPs. In years where there are profits in excess of the hurdle, net income is allocated such that the LPs receive an 8% return, and any remaining profit is split 20% to GP and 80% to LPs. In years with losses or insufficient profit, the GP’s participation may be zero. For 2024 and 2023, the Partnership’s net income levels did not exceed the preferred return threshold by a material amount, so virtually all net income was allocated to the limited partners. (The GP’s profit share, if any, is included in the allocation of net profit as stated. “Net profits and losses” in the financial statements are presented after any GP allocation.)

Distributions: Under the partnership agreement, distributions (cash or otherwise) are made to partners at the discretion of the General Partner, subject to available cash and other considerations, and are allocated in accordance with the partners’ respective capital accounts and the profit allocation provisions noted above. The Partnership did not declare or pay any distributions to either common or preferred unit holders in 2024 or 2023. (Any available cash was retained for reinvestment and operations.) If in the future distributions are made, Series B Preferred holders would have priority in receiving distributions up to their preferential amount before common unitholders receive distributions.

General Partner Capital Account: Historically, the Partnership recorded amounts related to the General Partner’s capital or contributions separately. The General Partner has not contributed capital to the Partnership (beyond managing operations), and as such does not have a capital account like an LP. In 2023, the Partnership briefly recorded a $120,000 contribution related to the GP interest purchase (when UCA acquired 10% of the GP – effectively recording an asset that was shown in equity as “GP units”). As of December 31, 2023, $120,000 was reflected in equity related to this “GP interest.” However, after the sale of that GP interest in 2024 (Note 8(a)) and a review of presentation, the Partnership no longer reports any amount as “GP capital.” At December 31, 2024, the balance is $0. In substance, the GP is not a unitholder in the Partnership, and all equity in the balance sheet belongs to the limited partners (common and preferred).

NOTE 16 – Regulatory Penalty

In November 2023, the Partnership and a related affiliate (the General Partner or its associate) entered into a Consent Order with the Washington State Department of Financial Institutions (Securities Division). The consent order was in regard to a compliance issue: the Partnership had accepted an investment in its offering from a resident of Washington State without having first registered the offering in that state (the offering was the Partnership’s Regulation A / Form 1-A offering). To settle this matter, UCA agreed to pay a $10,000 penalty and $2,500 of investigative costs to the State of Washington. The total of $12,500 was paid by the Partnership in November 2023. UCA and its affiliate neither admitted nor denied wrongdoing as part of the settlement, but agreed to comply with all state registration requirements in future offerings. This $12,500 expense is included in general and administrative expenses for 2023. There were no other regulatory penalties in 2024 or 2023.

NOTE 17 – Commitments and Contingencies

(a) Material Contracts (Joint Venture Agreement): On January 31, 2023, the Partnership entered into the Rufus Rose House Joint Venture agreement with Great Estate Builders, LLC (see Note 10(a)). This JV agreement is considered a material contract for the Partnership, as it governs the operation and eventual disposition of a significant asset (the Rufus Rose House property). Under the agreement, UCA and GEB jointly operate the venture to improve, rent, and potentially sell the property. The agreement includes provisions for capital contributions (UCA contributed the property and funds – Note 10(a); GEB contributes project management and potentially capital), profit-sharing (50/50), and joint approval of major decisions. In December 2024, following the acquisition of GEB by another company, the joint venture agreement was amended (as described in Notes 8(b) and 10(a)) to convert UCA’s outstanding loan advances into equity and adjust certain terms. The JV agreement, as amended, remains in effect as of year-end 2024. There are no other contracts (such as significant leases or purchase obligations) that are considered individually material to disclose.

(b) Litigation and Claims: From time to time, the Partnership may be subject to legal proceedings or claims that arise in the ordinary course of business. Management evaluates any such matters on a case-by-case basis. As of December 31, 2024, and December 31, 2023, the Partnership is not aware of any pending or threatened litigation, claims, or assessments against it that would have a material effect on the financial statements. No loss contingencies requiring recognition or disclosure were identified at either year-end.

NOTE 18 – Subsequent Events

Management has evaluated subsequent events after the balance sheet date through the date these financial statements were available to be issued April 28, 2025. The following material subsequent events occurred between January 1, 2025 and that evaluation date and are disclosed in accordance with ASC 855 – Subsequent Events:

(a) Acquisition of Remaining Interest in AZO Property LLC: In March 2025, the Partnership (UCA) reached an agreement to purchase the 50% of AZO Property LLC that it did not already own (thus planning to regain 100% ownership of AZOP). The purchase agreement with the third-party co-owner of AZOP includes the following consideration to be given by UCA: (i) the issuance of 833,334 Series B Preferred Units of UCA (valued at $1.20 per unit, for a total of approximately $1,000,001), (ii) a cash payment of $500,000, and (iii) the transfer of certain equipment to the seller (equipment that was held by AZOP, with a net depreciated value of $78,207). The total implied purchase price is $1,578,208. As part of this transaction, the parties agreed to utilize the $250,000 note receivable that UCA held (from the sale of the 10% UCFA stake – see Note 8(a)) as an offset against the purchase consideration. In effect, the third party buyer of the UCFA stake (who is also the AZOP seller) will not pay UCA the $250,000; instead, that amount reduces what UCA owes for the AZOP acquisition. After this offset, UCA issued a new note payable for $250,000 to the seller to cover the remaining obligation (essentially financing a portion of the purchase). This new note payable from UCA bears interest at 12% per annum and will mature in January 2026. The closing of this acquisition, once completed, will result in AZO Property LLC becoming a wholly-owned subsidiary of UCA again in 2025 (subject to finalizing all consideration transfers). UCA will then consolidate AZOP for financial reporting once 100% control is regained. Management will assess the accounting (which likely will involve recognizing the acquired interest and removing the equity method investment). This subsequent event is expected to significantly increase UCA’s recorded assets (adding back the Oklahoma land at fair value) and liabilities (the new note payable) in 2025.

(b) Settlement of $250,000 Note Receivable (Related Party): As mentioned above and in Note 8(a), the $250,000 note receivable that the Partnership held at December 31, 2024 from the sale of the 10% UCFA stake was effectively settled in March 2025 as part of the AZOP purchase transaction. Instead of being repaid in cash by the maker on April 1, 2025, this note was offset against the purchase price for the AZOP interest (Note 18(a)). Consequently, UCA will not receive the $250,000 in cash; rather, the value was applied to reduce the amount UCA had to pay for AZOP. After the offset, the note receivable is considered paid in full and is no longer an asset of UCA, and the new $250,000 note payable (described above) was created. This non-cash settlement will be reflected in 2025 and will eliminate that related-party receivable from UCA’s books.

(c) Refinancing of Short-Term Note Payable: In January 2025, the Partnership refinanced the remaining $60,000 short-term note that had been outstanding at year-end 2024 (see Note 11, March 2024 note). On January 6, 2025, UCA and the lender agreed to replace the $60,000 note with a new note payable of $50,000. In conjunction with this refinancing, UCA made a payment of $10,000 toward the principal and paid all accrued interest of $9,020 in cash. The new $50,000 note carries an annual interest rate of 12% and matures on July 6, 2025. The collateral for the note remained the same (the Sandy Springs property, which was still held by UCA at that time). This refinancing reduces UCA’s debt obligation and interest cost going forward. The $8,780 of interest accrued as of year-end 2024, along with additional interest accrued in the first week of January, was settled as part of the $9,020 payment. This subsequent event will be reflected in 2025 by a decrease in notes payable and cash outflows for debt service.

Management is not aware of any other events or transactions occurring subsequent to December 31, 2024 that would require additional adjustment or disclosure in the financial statements. The financial statements consider all material subsequent events through the date of issuance, in accordance with ASC 855.

Item 8. Exhibits

3.1	Certificate of Limited Partnership of UC Asset Filed previously with our Form 1A on February 12, 2018.

3.2	Limited Partnership Agreement, as amended and reinstated on March 31, 2023, filed previously with our Form 1-K on May 17, 2023

3.3a	SERIES A PREFERRED UNIT CANCELLATION AGREEMENT filed previously with our Form 1-SA on October 11, 2022

3.4	Certificate of Designation of Series B Preferred, filed previously with our Form 1-SA on August 21, 2023

10.1	Omitted

10.2	Omitted

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Atlanta, State of Georgia, on April 30, 2025.

UC ASSET LP

By:	UCF ASSET LLC

/s/ Larry Xianghong Wu
	Name:	Larry Xianghong Wu
	Title:	Managing Member